    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 6, 1998



                                            REGISTRATION STATEMENT NO. 333-40863

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                 PRE-EFFECTIVE


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                   MOOG INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     NEW YORK                                          16-0757636
             (STATE OF INCORPORATION)                               (I.R.S. EMPLOYER
                                                                 IDENTIFICATION NUMBER)

                        EAST AURORA, NEW YORK 14052-0018
                                 (716) 652-2000
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                ROBERT T. BRADY
                             CHAIRMAN OF THE BOARD,
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        EAST AURORA, NEW YORK 14052-0018
                                 (716) 652-2000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
             INCLUDING AREA CODE, OF AGENT FOR SERVICE OF PROCESS)
                            ------------------------

                                   COPIES TO:

              JOHN B. DRENNING, ESQ.                              JERRY V. ELLIOTT, ESQ.
              DAVID J. MURRAY, ESQ.                             JAMES S. SCOTT, SR., ESQ.
           PHILLIPS, LYTLE, HITCHCOCK,                             SHEARMAN & STERLING
                BLAINE & HUBER LLP                                 599 LEXINGTON AVENUE
            3400 MARINE MIDLAND CENTER                           NEW YORK, NEW YORK 10022
             BUFFALO, NEW YORK 14203                                  (212) 848-4000
                  (716) 847-8400

                            ------------------------


     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.



     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (Subject to Completion)


Issued January 6, 1998


                                2,000,000 Shares

                                  [MOOG LOGO]
                              CLASS A COMMON STOCK
                            ------------------------

OF THE 2,000,000 SHARES OF CLASS A COMMON STOCK ("COMMON STOCK") OFFERED HEREBY,
 1,700,000 SHARES ARE BEING OFFERED BY MOOG INC. ("MOOG" OR THE "COMPANY") AND
   300,000 SHARES ARE BEING SOLD BY A STOCKHOLDER. SEE "PRINCIPAL AND SELLING STOCKHOLDERS." THE COMMON STOCK IS TRADED ON THE AMERICAN STOCK EXCHANGE UNDER
   THE SYMBOL "MOGA." ON JANUARY 2, 1998, THE REPORTED LAST SALE PRICE OF THE
       COMMON STOCK ON THE AMERICAN STOCK EXCHANGE WAS $35 3/8 PER SHARE.

                            ------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR INFORMATION THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE INVESTORS.

                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

                              PRICE $     A SHARE
                            ------------------------

                                             UNDERWRITING                        PROCEEDS TO
                             PRICE TO       DISCOUNTS AND      PROCEEDS TO         SELLING
                              PUBLIC        COMMISSIONS(1)      COMPANY(2)       STOCKHOLDER
                        ------------------------------------------------------------------------
Per Share...............         $                $                 $                 $
Total(3)................         $                $                 $                 $

---------------

(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriters."
(2) Before deducting expenses payable by the Company estimated at $400,000.
(3) The Company has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 300,000 additional shares of Common Stock at the price to public less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to the Company
    will be $        , $        and $        , respectively. See "Underwriters."
                            ------------------------

     The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Shearman & Sterling, counsel for the Underwriters. It is expected that
delivery of the Shares will be made on or about            , 1998, at the office
of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                            ------------------------
MORGAN STANLEY DEAN WITTER                                       COWEN & COMPANY

         , 1998

                      [Photograph of Boeing 747 with Moog
                         product locations highlighted]







                     [Fold-out with photograph of Lockheed
                       Martin Titan IV with Moog product
                             locations highlighted]






                      [Fold-out with photograph of Turbine
                            Engine with Moog product
                             locations highlighted]

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN AS CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, BY THE SELLING STOCKHOLDER OR BY ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFERING OR SOLICITATION.


                            ------------------------

                               TABLE OF CONTENTS


                                                                                        PAGE
                                                                                        -----
Summary...............................................................................      4
Risk Factors..........................................................................     10
Use of Proceeds.......................................................................     14
Price Range of Common Stock and Dividend Policy.......................................     14
Capitalization........................................................................     15
Selected Consolidated Financial and Operating Data....................................     16
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..........................................................................     18
Business..............................................................................     26
Management............................................................................     36
Certain Transactions..................................................................     38
Principal and Selling Stockholders....................................................     39
Description of Capital Stock..........................................................     42
Shares Eligible for Future Sale.......................................................     43
Description of Certain Indebtedness...................................................     44
Underwriters..........................................................................     46
Legal Matters.........................................................................     47
Independent Auditors..................................................................     47
Incorporation of Certain Documents by Reference.......................................     47
Available Information.................................................................     48
Glossary of Significant Terms.........................................................    G-1
Index to Consolidated Financial Statements............................................    F-1


                            ------------------------

     Market data and certain industry forecasts used throughout this Prospectus were obtained from market research, publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, industry forecasts and market research, while believed to be reliable, have not been independently verified, and neither the Company nor the Underwriters make any representation as to the accuracy of such information.

                            ------------------------

     Statements contained in this Prospectus regarding Moog's expectations with respect to future operations and other information, which can be identified by the use of forward looking terminology, such as "may," "will," "expect," "anticipate," "estimate" or "continue" or the negative thereof or variations thereon or comparable terminology, are forward looking statements. See "Risk Factors" for cautionary statements identifying important factors with respect to such forward looking statements that could cause actual results to differ materially from results referred to in forward looking statements. There can be no assurance that Moog's expectations regarding any of these matters will be fulfilled.

                            ------------------------

     "Moog" is a registered trademark of the Company. This Prospectus also includes product names and other trade names and trademarks of the Company and product names, trademarks and trade names owned by other organizations.
                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES SEE "UNDERWRITERS."

                                    SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Consolidated Financial Statements of the Company, including the related notes, appearing elsewhere in this Prospectus. As used in this Prospectus, "Moog" and the "Company" refer to Moog Inc., a New York corporation, and its subsidiaries. Unless otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment option to purchase from the Company up to 300,000 additional shares of Common Stock will not be exercised. See "Glossary of Significant Terms" for the definitions of certain capitalized terms used in this Prospectus. Certain financial information in this Prospectus refers to a year-end of September. The Company's year-end for 1993 through 1996 was September 30. The Company changed its year-end to the last Saturday of each September commencing with the year ended September 27, 1997. Unless otherwise indicated, all financial information in this Prospectus given for or as of a specified year is for or as of the Company's fiscal year. Moog's corporate offices are located at Jamison Road and Seneca Street, East Aurora, New York 14052, and its telephone number is (716) 652-2000.

                                  THE COMPANY


     The Company, founded in 1951, is a leading worldwide designer and manufacturer of a broad range of high performance, precision motion and fluid control products and systems for aerospace and industrial markets. Moog's servoactuation systems are critical to the flight control of commercial and military aircraft, positioning satellites, controlling the thrust of space launch vehicles, steering tactical and strategic missiles, and a wide variety of industrial hydraulic and electronic applications that require the precise control of position, velocity and force. The Company is a recognized global leader in precision controls technology.


     In 1997, Moog's sales and net income were $455.9 million and $13.6 million, respectively, with 64.0% of the Company's sales derived from Aerospace customers and 36.0% from Industrial customers. Since 1993, when sales and net income were $293.7 million and $4.8 million, respectively, sales have increased by a compound average of 11.6% annually, while net income has increased by a compound average of 29.7% annually.

PRODUCTS, CUSTOMERS AND MARKETS

     The Company is the market leader in terms of sales in four of its five principal product lines: Commercial Aircraft, Satellites and Launch Vehicles, Military Aircraft and Industrial Hydraulics. Presented and described below are the Company's five principal product lines.

                           1997 SALES BY PRODUCT LINE
                             (DOLLARS IN MILLIONS)


Commercial Aircraft.........................................................  $101.6      22.3%
Military Aircraft...........................................................   124.4      27.3
                                                                              ------     -----
     Aircraft Controls......................................................   226.0      49.6
Satellites and Launch Vehicles..............................................    65.8      14.4
                                                                              ------     -----
          TOTAL AEROSPACE...................................................   291.8      64.0
                                                                              ------     -----
Industrial Hydraulics.......................................................   111.9      24.5
Electronics and Drives......................................................    52.2      11.5
                                                                              ------     -----
          TOTAL INDUSTRIAL..................................................   164.1      36.0
                                                                              ------     -----
               TOTAL........................................................  $455.9     100.0%
                                                                              ======     =====

     Commercial Aircraft. In the Commercial Aircraft market, Moog supplies technologically advanced flight controls and engine controls. Moog provides flight controls to Boeing for use on the 747, 757, 767 and 777 aircraft, in addition to supplying servovalves on all Boeing 7 series aircraft, pursuant to exclusive contracts which contain pre-determined prices. The Boeing 747, 757 and 767 contracts run through 2002, while the Boeing 777 contract runs through 2006. Moog supplies servovalves on all Airbus models as well as flight control actuators on the A330 and A340. In addition, the Company supplies a wide range of servovalves or servoactuators to Gulfstream, Cessna and manufacturers of other business and regional aircraft.

     Satellites and Launch Vehicles. Moog manufactures motion, fluid and propellant controls and systems which are used to control the flight and positioning of satellites, launch vehicles, the Space Shuttle and missiles. The Company believes it has the leading market share in satellite propulsion as well as strategic missile and launch vehicle steering systems. The Company also believes that it is the technology leader in electric propulsion, thruster and isolation valves. By virtue of its leading market position, the Company expects to benefit from the continuing growth in the satellite market.

     Military Aircraft. In the market for military aircraft controls, Moog supplies products similar to those supplied to the Commercial Aircraft market, with additional emphasis on technological performance, weight minimization and mission survivability. Moog participates in several significant programs including the F-15 Eagle, F-16 Falcon, F/A-18 Hornet and Super Hornet, V-22 Osprey tiltrotor and Joint Strike Fighter.

     Industrial Hydraulics. The Company serves the global market for industrial hydraulic controls primarily through the manufacture of custom designed, precision servovalves. Moog believes it is the recognized world leader in terms of breadth of product offering, technology and market share for industrial servovalves. Moog servovalves are the key elements providing an interface between the customer's control electronics and motion producing hydraulic systems. Industrial Hydraulic applications include plastic injection and blow molding machines, industrial steam and gas turbines, steel rolling mills, sawmill equipment, metal forming presses, mobile and marine equipment, and fatigue testing machines.


     Electronics and Drives. Applications for the Company's Electronics and Drives products include motion simulators, military ground vehicles, plastic injection and blow molding machines, material handling robots, carpet manufacturing and packaging equipment. Moog markets high performance, custom designed brushless motors, motor controllers and microprocessor-based machine controls where high speed, accuracy, quality and reliability are essential.


BUSINESS STRATEGY

     The Company's objective is to enhance shareholder value by improving net earnings as sales and net margins continue to grow. The Company's strategy to achieve this objective consists of four key elements:

     Enhance Market Leadership. The Company is focusing on enhancing its leadership position in high-end precision control markets. In product areas representing approximately 89% of its 1997 sales, the Company believes it is a technology leader and the market leader in terms of sales. In Aerospace, Moog is an internationally recognized leader in technologically advanced control systems and components that are custom designed to perform to exacting specifications. As a result, the majority of Moog's Aerospace sales is derived from long-term, exclusive contracts.

     Pursue Acquisition Opportunities. The Company believes that there are opportunities to increase the Company's sales, operating earnings and market positions through acquisitions of smaller complementary businesses. The Company believes that these opportunities will continue to arise as suppliers consolidate and increase their focus on core operations. The Company has successfully integrated two major acquisitions in recent years. In June 1994, certain mechanical and hydraulic actuation product lines of AlliedSignal were acquired and, in October 1996, the U.S. industrial hydraulic controls business of International Motion Control Inc. was acquired. These two acquisitions have contributed approximately $120 million in sales for 1997.

     Broaden Application of the Company's Technologies. The Company's diverse controls portfolio capitalizes on a wide array of opportunities. Moog's capabilities extend to the design and production of electrohydraulic, electromechanical and electropneumatic systems and components. The Company believes that the diversity of its product applications stimulates and accelerates its product development and provides the Company with a distinct competitive advantage.

     Focus on Aftermarket. Aftermarket sales are generally more profitable and less volatile than OEM sales. The Company aggressively markets spares, parts and repair services directly to its customers and end-users. The Company's international operations emphasize its global presence and better position the Company to capture the available domestic and international Aftermarket business. In 1997, the Company's Aftermarket sales represented approximately 19% of sales.

KEY GROWTH OPPORTUNITIES

     Moog believes that its strategy and competitive strengths provide it with a foundation from which to enhance shareholder value through participation in several key markets.


     Rapid Growth of Satellites and Launch Vehicles. The Company supplies propulsion controls on most major GEO and LEO programs, including Eurostar, Iridium and Milstar, and for satellites manufactured by Hughes, Space Systems/Loral and Lockheed Martin. In the GEO satellite market, an estimated 175 satellites were launched over the last ten years, which compares with 270 satellites projected to be launched over the next ten years. In addition to growth in the GEO market, it is expected that more than 1,000 LEO satellites will be launched over the next ten years. This growth is being driven by the introduction of new digital communications services, such as global mobile wireless and direct broadcast satellite systems, and the increasing demand for existing transmission services in the broadcast, business communications and long distance telephone markets. Moog also supplies steering controls on launch vehicles including Titan IV, Atlas Centaur, Ariane V and the Space Shuttle. The Company is also designing steering controls for launch vehicles in development such as the Kistler K-1. Based upon the growth potential in these markets, the Company is devoting additional resources to this product line.


     Expanding Commercial Aircraft Market. Boeing has forecasted that global commercial passenger miles will grow at 4.9% per annum over the next 20 years with the number of commercial aircraft in service doubling from 11,500 to more than 23,000. With 22.3% of the Company's 1997 sales derived from the Commercial Aircraft market, and with its established position on growing aircraft programs at Boeing, Airbus and other aerospace OEMs, the Company believes it is well-positioned to capitalize on this expanding market.


     Growth in Military Aircraft Programs. U.S. procurement priorities are expected to benefit the Company as a result of its strong supplier positions on the F/A-18 E/F Super Hornet and V-22 Osprey tiltrotor programs. Both programs are currently in the initial production phase and are moving toward full scale production. The Company also participates on both teams competing for the contract to manufacture the Joint Strike Fighter concept demonstrator. These growth programs complement numerous other military aircraft programs already in full scale production, such as the F-15 Eagle, F-16 Falcon and F/A-18 C/D Hornet.


     Enhanced Profitability for Industrial Controls. Industrial Controls represented 36.0% of the Company's 1997 sales, of which approximately 64% were in international markets. In October 1996, the Company acquired from International Motion Control Inc. its U.S. market-leading industrial hydraulic controls business. Increased global coordination of the Company's industrial product marketing, development and distribution, in addition to rationalizing the Company's international industrial manufacturing capabilities during 1997, are expected to provide increased profit margins. The future sales growth of this product line is expected to come from new market applications such as entertainment simulators and from initiatives to take advantage of the Company's international business presence.


RECENT DEVELOPMENTS



     On December 17, 1997, the Company announced it had reached an agreement to acquire Schaeffer Magnetics, Inc. of Chatsworth, California, for approximately $21.7 million and the assumption of certain liabilities. Schaeffer, with an estimated $20 million in calendar 1997 sales, manufactures controls used to position antennae and solar panels on satellites. The acquisition is expected to be completed in late January 1998, subject to the satisfaction of customary conditions including approval by Federal anti-trust authorities.

                                  THE OFFERING

Class A Common Stock offered:
  By the Company................................   1,700,000 shares
  By the Selling Stockholder....................     300,000 shares

     Total......................................   2,000,000 shares


Class A Common Stock to be outstanding after the
Offering(1).....................................   7,188,765 shares



Class B Common Stock outstanding(1).............   1,603,086 shares



Class A Common Stock and Class B Common Stock to
be outstanding after the Offering(1)............   8,791,851 shares


Use of proceeds.................................   The net proceeds to the
                                                   Company will be used to repay
                                                   outstanding bank
                                                   indebtedness. The Company
                                                   will not receive any proceeds
                                                   from the shares of Class A
                                                   Common Stock being sold by
                                                   the Selling Stockholder. See
                                                   "Use of Proceeds."

American Stock Exchange symbol..................   "MOGA"
---------------

(1) Based on 5,488,765 shares of Class A Common Stock and 1,603,086 shares of Class B Common Stock outstanding on December 26, 1997. Excludes (i) 252,600 shares of Class A Common Stock and 68,000 shares of Class B Common Stock issuable upon exercise of stock options outstanding on December 26, 1997 at weighted average exercise prices of $8.26 and $14.75 per share, respectively, and (ii) 8,146 shares of Class A Common Stock issuable upon conversion of outstanding shares of Series B Preferred Stock. Shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis. Other than with respect to the election of directors or as required by law, holders of Class A Common Stock and Class B Common Stock vote as a single class with the record holder of each share of Class A Common Stock entitled to a one-tenth vote per share and the record holder of each share of Class B Common Stock entitled to one vote per share. See "Description of Capital Stock."


                                  RISK FACTORS

     FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table sets forth summary historical consolidated financial and operating information of the Company for the periods indicated. The historical financial information for each of the three years ended September 1995, 1996 and 1997 and as of September 27, 1997, except backlog data presented under the caption "Key Operating Data", has been derived from the Company's audited consolidated financial statements. See "Selected Consolidated Financial and Operating Data."

                                                                  YEAR ENDED SEPTEMBER,
                                                         ----------------------------------------
                                                            1995           1996         1997(1)
                                                         ----------     ----------     ----------
                                                                  (DOLLARS IN THOUSANDS,
                                                                  EXCEPT PER SHARE DATA)
STATEMENT OF INCOME:
Net sales..............................................  $  374,284     $  407,237     $  455,929
Other income...........................................       2,166          2,380          1,565
                                                          ---------      ---------      ---------
                                                            376,450        409,617        457,494
                                                          ---------      ---------      ---------
COSTS AND EXPENSES:
Cost of sales..........................................     265,033        281,710        315,380
Research and development...............................      15,783         17,303         17,798
Selling, general and administrative....................      68,457         75,707         81,413
Interest...............................................      17,492         18,124         22,675
Other expenses.........................................         895            723            649
                                                          ---------      ---------      ---------
                                                            367,660        393,567        437,915
                                                          ---------      ---------      ---------
Earnings before income taxes and extraordinary item....       8,790         16,050         19,579
Income taxes...........................................       1,029          4,831          5,973
                                                          ---------      ---------      ---------
Earnings before extraordinary item.....................       7,761         11,219         13,606
Extraordinary item, loss from early extinguishment of
  debt, net of income taxes(2).........................          --           (510)            --
                                                          ---------      ---------      ---------
Net earnings...........................................  $    7,761     $   10,709     $   13,606
                                                          =========      =========      =========
SHARE DATA(3)(4):
Net earnings per share before extraordinary item.......  $     1.00     $     1.47     $     1.88
Extraordinary item per share...........................          --           (.07)            --
                                                          ---------      ---------      ---------
Net earnings per share.................................  $     1.00     $     1.40     $     1.88
                                                          =========      =========      =========
Weighted average common and common equivalent shares
  outstanding..........................................   7,721,927      7,639,313      7,224,612
KEY OPERATING DATA:
Capital expenditures...................................  $   10,232     $   10,885     $   13,713
Depreciation & amortization............................      19,675         19,632         21,267
Backlog(5).............................................     237,941        243,310        280,365


                                                                      AS OF SEPTEMBER 27, 1997
                                                                     ---------------------------
                                                                      ACTUAL      AS ADJUSTED(6)
                                                                     --------     --------------
                                                                       (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital....................................................  $187,521        $187,521
Property, plant and equipment, net.................................   132,109         132,109
Total assets.......................................................   490,563         490,563
Total long-term debt (including current portion)...................   236,922         180,342
Shareholders' equity...............................................   114,191         170,771


                                                   (footnotes on following page)

---------------
(1) Includes the effects of the October 1996 acquisition of the U.S. industrial hydraulics business of International Motion Control Inc.

(2) The extraordinary item in 1996 represents prepayment and amendment fees and the write-off of deferred debt issuance costs associated with a refinancing.

(3) In February 1997, the FASB issued SFAS No. 128, "Earnings per Share," which is required to be adopted by the Company in fiscal 1998. At that time, the Company will change the method currently used to compute earnings per share and restate all prior periods, as required. As calculated under SFAS No. 128, the pro forma, restated basic EPS for 1995, 1996 and 1997 is $1.00, $1.44 and $1.95, respectively, and the pro forma, restated diluted EPS is $1.00, $1.40 and $1.88, respectively.

(4) The Company did not pay cash dividends on common shares during the three years ended September 27, 1997.

(5) Backlog consists of that portion of open orders for which sales are expected to be recognized over the next twelve months.


(6) "As Adjusted" data reflects the sale of 1,700,000 shares of Common Stock offered by the Company at an assumed public offering price of $35.375 per share and the application of proceeds to reduce indebtedness as described in "Use of Proceeds."

                                  RISK FACTORS

     Prospective purchasers should consider carefully the following factors, as well as the other information contained in this Prospectus in evaluating an investment in the Common Stock. Statements contained in this Prospectus regarding Moog's expectations with respect to future operations and other information, which can be identified by the use of forward looking terminology, such as "may," "will," "expect," "anticipate," "estimate" or "continue" or the negative thereof or variations thereon or comparable terminology, are forward looking statements. The discussions set forth below constitute cautionary statements identifying important factors with respect to such forward looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward looking statements. There can be no assurance that Moog's expectations regarding any of these matters will be fulfilled.

CYCLICAL INDUSTRIES; DEPENDENCE ON KEY CUSTOMERS

     The Company's customers manufacture aircraft, satellites and launch vehicles and automated industrial equipment. These industries are sensitive to fluctuations in general business cycles and government procurement requirements, and the Company's supply agreements with the various OEMs generally do not provide for minimum volumes. Sales to prime contractors supplying U.S. and foreign governments are dependent on the funding of programs in which the Company participates. Demand for the Company's industrial products is dependent upon spending for capital goods. There can be no assurance that government funding for the programs on which the Company participates will not be reduced or eliminated, or that aerospace OEMs or manufacturers of industrial equipment will not reduce their orders for the Company's products.

     While the Company markets its products to a wide variety of customers, there is a concentration of business with certain customers. Boeing is Moog's largest customer and represented approximately 19% of 1997 sales. Sales to U.S. government prime contractors and subcontractors, which includes military sales to Boeing, represented approximately 30% of 1997 sales. The loss of Boeing or the U.S. government contractors as customers, or a significant reduction in sales to such customers, would have a material adverse effect on the Company and the market value of the Common Stock. In addition, if Boeing or the U.S. government contractors determine to temporarily reduce production levels for capacity or other reasons, the Company and the market value of the Common Stock may be adversely affected.

COMPETITION

     The fluid and motion control systems business is highly competitive and is characterized by advancing technologies. Competition in each product line is based primarily upon design capability, product performance and life, service, price and delivery time. In certain product lines, technological considerations predominate over price considerations, and in others price considerations are paramount. While the Company believes that it competes effectively on all these bases, there can be no assurance that the Company will be able to maintain its technological leadership in its Aerospace and Industrial Hydraulics product lines, or that it will be able to continue to compete effectively on the basis of price.

     The Company competes with various large national and international companies, some of which are substantially larger than the Company and have greater financial and other resources. There can be no assurance that any of such competitors will not increase the resources devoted to the development and marketing, including discounting, of products competitive with those of the Company which could have a material adverse effect on the Company and the market value of the Common Stock. See "Business -- Competition."

RISKS ASSOCIATED WITH DEFENSE INDUSTRY AND GOVERNMENT CONTRACTING

     Approximately 39% of the Company's 1997 sales were derived from U.S. and foreign government contracts. For the foreseeable future, the Company expects that the percentage of its revenues attributable to such contracts will continue to be substantial. Government expenditures for defense products may or may not decline after 1997. Any such reductions may or may not have an effect on the Company's programs; however, in the event expenditures for products of the type manufactured by the Company are reduced and not offset by other new programs or products, there will be a reduction in the volume of contracts awarded to the Company. Unless offset, such reductions could adversely affect the Company's earnings.

     In addition to its dependence on government contracts, the Company, like all government contractors, is subject to risks associated with such contracting, which include the potential for substantial civil and criminal fines and penalties for, among other matters, failure to follow procurement integrity and bidding rules, employing improper billing practices or otherwise failing to follow cost accounting standards, receiving or paying kickbacks or filing false claims. As a result of its government contracting business, the Company has been, and is expected to be, subjected to audits and investigations by government agencies. In addition to potential damage to the Company's business reputation, the failure to comply with the terms of one or more of its government contracts could also result in the Company's progress payments being withheld or in the Company's suspension or debarment from future government contracts for a significant period of time. The fines and penalties which could result from noncompliance with appropriate standards and regulations, or the Company's suspension or debarment, could have a material adverse effect on the Company and the market value of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

CATASTROPHIC LOSS OF FACILITIES

     The Company has facilities in southern California and the Philippines which account for a substantial portion of the Company's global manufacturing, assembly and test capacity. These geographic areas are particularly susceptible to earthquakes. In addition, the Company's Philippines facility which opened in 1985 is subject to various risks associated with operations in that country, including risks of property damage or personal injuries from civil or political unrest, and risks of the expropriation of private property. Although the Company carries property insurance, including earthquake insurance and business interruption insurance, consistent with industry standards, it generally does not carry political risk insurance. Thus, there can be no assurance that any losses suffered as a result of these risks will be covered, or if covered by such insurance, that such insurance will be sufficient to fully recompense the Company. Any such catastrophic loss could have a material adverse effect on the Company and the market value of the Common Stock.

PRODUCT LIABILITY

     The products manufactured by the Company are used in applications where their failure could result in significant property loss, serious personal injury and death. The Company carries aircraft and non-aircraft product liability insurance consistent with industry norms. In the last ten years the Company has had few product liability claims, all of which were covered by insurance. However, there can be no assurance that such insurance will be sufficient to fully cover the payment of any potential claim. A significant product liability claim against the Company could have a material adverse effect on the Company and the market value of the Common Stock.

EXPOSURE TO FOREIGN CURRENCY FLUCTUATIONS; INTERNATIONAL OPERATIONS

     The Company has significant manufacturing and sales operations in foreign countries. The production costs, profit margins and competitive position of the Company can be affected by the strength of the currencies in countries where it manufactures or purchases goods relative to the strength of the currencies in countries where its products are sold. The Company's results of operations and financial position may be adversely affected by fluctuations in foreign currencies and by translations of the financial statements of the Company's foreign subsidiaries from local currencies into U.S. dollars. Further, international operations are generally subject to various risks that are not present in domestic operations, including restrictions on dividends, the tax impact of the repatriation of funds and expropriation of private property. Any of these risks could have a material adverse effect on the Company and the market value of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

LEVERAGE


     After giving effect to the Offering and the use of proceeds, the Company would have had approximately $181.7 million of total indebtedness, and $170.8 million of shareholders' equity as of September 27, 1997. As of that date the Company would also have had unused borrowing capacity of $144.3 million on a pro forma basis, which can be used to fund acquisitions or growth in working capital. The degree to which the Company is leveraged could have important consequences, including that the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other purposes may be impaired, the Company's flexibility in planning for or reacting to changes in market conditions may be limited, and the Company may be more vulnerable in the event of a downturn in its business. The Company expects that its cash flow from operations will be sufficient to cover its expenses, including fixed charges. However, the Company's ability to satisfy its obligations will be dependent upon the future performance of the Company, which will be subject to prevailing economic conditions and to financial, business and other factors, including factors beyond the control of the Company.


     As of September 27, 1997, the Company had $238.2 million in aggregate borrowings outstanding under its various credit facilities. All revolving borrowings under the Bank Credit Facility mature on October 1, 2000 and all term borrowings under the Bank Credit Facility will be repaid in quarterly installments ending on July 1, 2001. There can be no assurance that the Company will be able to either replace or refinance the Bank Credit Facility at maturity. Furthermore, because the Bank Credit Facility provides for interest at floating rates, the Company's financial performance may be adversely affected by fluctuations in interest rates. See "Description of Certain Indebtedness."

VOTING RIGHTS OF COMMON STOCK

     The voting rights of the holders of Common Stock are limited by the Company's Certificate of Incorporation. Holders of Common Stock are entitled to elect at least 25% of the Board of Directors (rounded up to the nearest whole number) so long as the number of shares of Common Stock is at least 10% of the aggregate number of outstanding shares of Common Stock and Class B Common Stock. Currently, the holders of Common Stock are entitled, as a class, to elect three directors of the Company, and the holders of the Class B Common Stock are entitled, as a class, to elect the remaining six directors. Other than on matters relating to the election of directors or as is required by law, where the holders of Common Stock and Class B Common Stock vote as separate classes, the record holder of each outstanding share of Common Stock is entitled to a one-tenth vote per share, and the record holder of each outstanding share of Class B Common Stock is entitled to one vote per share, on all matters to be voted on by the shareholders. See "Description of Capital Stock."

     Several relatives of the late Jane B. Moog have entered into the Moog Family Agreement as to Voting which requires that all shares of Common Stock and Class B Common Stock owned by the parties thereto be voted together as a block. The agreement currently relates to 144,288 shares of Common Stock and 270,988 shares of Class B Common Stock. Accordingly, the Moog Family Agreement as to Voting may significantly impact any vote of the Company's shareholders. See "Principal and Selling Stockholders -- Moog Family Agreement as to Voting."


     As of December 26, 1997, 74.9% of the Class B Common Stock and 15.5% of the Common Stock (including, in each case, shares under currently exercisable options) was held in the aggregate by affiliates of the Company including the Moog Inc. Savings and Stock Ownership Trust Plan, the Moog Inc. Retirement Trust Plan, The Moog Family Agreement as to Voting and certain officers and directors of the Company. Accordingly, these persons as a group possess the voting power to elect a majority of the Board of Directors of the Company and to effectively control the business policies of the Company.


LIMITATIONS ON ABILITY TO CHANGE CONTROL

     The relative voting rights of the Common Stock and Class B Common Stock and the ownership of approximately 75% of the Class B Common Stock by affiliates of the Company could have the effect of discouraging a takeover or other transaction in which the holders of Common Stock might receive a premium for their Common Stock over the then prevailing market price or which such holders might believe to be otherwise in their best interest. In addition, certain other characteristics of the Company could have the effect of discouraging such a transaction. Eight officers and a former officer of the Company hold Series B Preferred Stock of the Company, the terms of which provide that the holders thereof will vote as a class on certain takeover transactions. All of the holders of Series B Preferred Stock have entered into an agreement which restricts the transferability of such shares and pursuant to which they must vote all Series B Preferred Stock in such manner as is determined by the holders of a majority of such shares. See "Principal and Selling
Stockholders -- Officers' Series B Preferred Stock Agreement."

     In addition, 9,800,000 shares of Preferred Stock are reserved for issuance by the Company's Board of Directors without shareholder approval. These shares, when issued, will have rights, privileges and preferences as determined by the Board of Directors in its sole discretion. The Series B Preferred Stock, as well as other Preferred Stock that may be issued in the future, could have the effect of delaying or preventing a change in control of the Company even if a change in control were in the shareholders' interest.

     A change in control of the Company would be an event of default under the Company's Bank Credit Facility and would require the Company to offer to purchase the 10% Senior Subordinated Notes at a premium. In addition, the New York Business Corporation Law imposes certain restrictions and procedures with respect to the acquisition of certain levels of share ownership and business combinations. These provisions of the Bank Credit Facility, the 10% Senior Subordinated Notes and the New York Business Corporation Law could have the effect of delaying or preventing a change in control of the Company even if a change in control were in the shareholders' interest.

SHARES AVAILABLE FOR FUTURE SALE; MARKET VOLATILITY


     Upon completion of the Offering, and assuming no exercise of the Underwriters' over-allotment option, there will be 7,188,765 shares of Common Stock outstanding and 1,603,086 shares of Class B Common Stock outstanding. Options to purchase 252,600 shares of Common Stock and 68,000 shares of Class B Common Stock are currently outstanding and exercisable under the Company's 1983 Incentive Stock Option Plan and the 1983 Non-Statutory Stock Option Plan, respectively. In addition, the Company's Board of Directors has approved the adoption of the Moog Inc. 1998 Stock Option Plan which, subject to approval by the Company's shareholders, will permit over the ten year term of the plan the issuance of options to acquire up to 600,000 shares of Common Stock. Furthermore, 8,146 shares of Common Stock are reserved for issuance upon conversion of the Series B Preferred Stock.



     No predictions can be made as to the effect, if any, that future issuances of shares of Common Stock or Class B Common Stock, or the availability of shares of Common Stock and Class B Common Stock for future sales, will have on the market price of the shares of Common Stock or Class B Common Stock prevailing from time to time after the Offering. Moreover, stock markets generally have recently been subject to volatility. Sales of substantial amounts of Common Stock and Class B Common Stock, or the perception that sales could occur, as well as continued market volatility, could adversely affect prevailing market prices for the Common Stock and Class B Common Stock. The Company, the Selling Stockholder and certain directors and officers of the Company have agreed that, without the consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters and subject to certain exceptions, they will not sell any shares of Common Stock for a period of 90 days after the date of this Prospectus. See "Underwriters."

                                USE OF PROCEEDS



     The net proceeds to the Company from the Offering are estimated to be approximately $56.6 million (assuming an offering price of $35.375 per share), after deducting estimated underwriting discounts and commissions and estimated Offering expenses. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholder.



     The Company intends to use the net proceeds of the Offering to repay amounts outstanding under its U.S. revolving credit facility, thereby increasing its financial flexibility. Interest on the U.S. revolving credit facility, with maturities extending through 2001, is accrued at a rate of LIBOR plus 1.75%. After giving pro forma effect to such repayment at September 27, 1997, the Company would have had approximately $144.3 million available for future borrowings under its credit facilities. The borrowing capacity available after the Offering will be used for general corporate purposes, including working capital requirements to support increased sales and potential small, strategic acquisitions.


                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY


     The Company's Common Stock is traded on the American Stock Exchange under the symbol "MOGA." The following table sets forth for the fiscal quarters the high and low reported sale prices as reported by the American Stock Exchange:



                                                                                 COMMON
                                                                              STOCK PRICE
                                                                             --------------
                                                                             HIGH       LOW
                                                                             ----       ---
Fiscal year ended September 30, 1996:
  First quarter............................................................  $17  1/2   $12 7/8
  Second quarter...........................................................   20         16 3/4
  Third quarter............................................................   24  1/2    18 1/8
  Fourth quarter...........................................................   24  3/4    19
Fiscal year ended September 27, 1997:
  First quarter............................................................   26         17 1/8
  Second quarter...........................................................   25  1/4    22 1/2
  Third quarter............................................................   31  7/8    21
  Fourth quarter...........................................................   40         28

Fiscal year ended September 26, 1998:
  First quarter............................................................   40  1/4    32 1/4



     A recent last reported sale price for the Common Stock as reported on the American Stock Exchange is set forth on the cover page of this Prospectus. On December 26, 1997, there were approximately 1,700 holders of record of the Company's Common Stock.


     The Company does not plan to pay cash dividends on its Common Stock in the foreseeable future. It is the current policy of the Company's Board of Directors to retain any future earnings. In addition, terms of the Company's 10% Senior Subordinated Notes and Bank Credit Facility place certain restrictions on the Company's ability to pay dividends. See "Description of Certain Indebtedness."

                                 CAPITALIZATION


     The following table sets forth the actual consolidated short-term debt and capitalization of the Company as of September 27, 1997 and "As Adjusted" to reflect the Offering and use of proceeds as if they had occurred on such date (assuming a public offering price of $35.375 per share). The acquisition of Schaeffer is expected to result in the payment of approximately $21.7 million by the Company and the assumption of certain liabilities by the Company, which are not reflected below. The following table should be read in conjunction with the Consolidated Financial Statements of the Company and notes thereto included elsewhere herein.



                                                                         SEPTEMBER 27, 1997
                                                                     ---------------------------
                                                                      ACTUAL       AS ADJUSTED
                                                                     --------     --------------
                                                                             (UNAUDITED)
                                                                           (IN THOUSANDS)
SHORT-TERM DEBT:
  Notes payable....................................................  $  1,323        $  1,323
  Current installments of long-term debt...........................    15,345          15,345
                                                                     --------        --------
          Total short-term debt....................................  $ 16,668        $ 16,668
                                                                     ========        ========
LONG-TERM DEBT, EXCLUDING CURRENT MATURITIES:
  Bank Credit Facility:
     Revolving credit facility.....................................  $ 67,000        $ 10,420
     Term loan facility............................................    18,000          18,000
  International and other U.S. loan agreements.....................    14,837          14,837
  Obligations under capital leases.................................     1,740           1,740
  10% Senior Subordinated Notes Due 2006...........................   120,000         120,000
                                                                     --------        --------
          Total long-term debt.....................................   221,577         164,997
                                                                     --------        --------
SHAREHOLDERS' EQUITY:
  9% Series B Cumulative, Convertible, Exchangeable Preferred
     Stock, $1.00 par value; 200,000 shares authorized; 94,883
     shares issued and outstanding(1)..............................       100             100
  Class A Common Stock, $1.00 par value; 30,000,000 shares
     authorized; 5,449,715 shares issued and outstanding; 7,149,715
     shares issued and outstanding as adjusted(2)..................     6,636           8,336
  Class B Common Stock, $1.00 par value; 10,000,000 shares
     authorized; 1,606,086 shares issued and outstanding(2)(3).....     2,498           2,498
  Additional paid-in capital.......................................    47,519         102,399
  Retained earnings................................................    88,422          88,422
  Treasury shares -- at cost.......................................   (30,967)        (30,967)
  Foreign currency translation adjustments.........................       977             977
  Loan to Savings and Stock Ownership Plan.........................      (994)           (994)
                                                                     --------        --------
          Total shareholders' equity...............................   114,191         170,771
                                                                     --------        --------
               Total capitalization................................  $335,768        $335,768
                                                                     ========        ========


---------------
(1) The Company is authorized to issue up to 9,800,000 additional shares of Preferred Stock.


(2) Does not include: (i) 271,650 shares of Class A Common Stock reserved for issuance upon exercise of outstanding stock options at exercise prices ranging from $5.625 to $10.50 per share and 85,000 shares of Class B Common Stock reserved for issuance upon exercise of outstanding stock options at the exercise price of $14.75 per share, and (ii) 8,146 shares of Class A Common Stock reserved for issuance upon conversion of outstanding shares of Series B Preferred Stock.


(3) Shares of Class B Common Stock are convertible into shares of Common Stock on a one-for-one basis.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following table sets forth selected consolidated financial and operating data of the Company for the periods indicated. The selected consolidated financial data as of and for each of the five years ended September 1993, 1994, 1995, 1996 and 1997, except backlog data presented under the caption "Key Operating Data", has been derived from the Company's audited consolidated financial statements. The selected consolidated financial data as of September 1996 and 1997 and for each of the years ended September 1995, 1996 and 1997 should be read in conjunction with the consolidated financial statements of the Company and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.


                                                         YEAR ENDED SEPTEMBER,
                                      ------------------------------------------------------------
                                        1993       1994(1)        1995         1996       1997(2)
                                      --------     --------     --------     --------     --------
                                                         (DOLLARS IN THOUSANDS)
STATEMENT OF INCOME:
Net sales...........................  $293,680     $307,370     $374,284     $407,237     $455,929
Other income........................     2,663        2,489        2,166        2,380        1,565
                                      --------     --------     --------     --------     --------
                                       296,343      309,859      376,450      409,617      457,494
                                      --------     --------     --------     --------     --------
COSTS AND EXPENSES:
Cost of sales.......................   206,985      213,530      265,033      281,710      315,380
Research and development............    16,128       18,668       15,783       17,303       17,798
Selling, general and
  administrative....................    52,723       58,324       68,457       75,707       81,413
Interest............................    10,974       11,402       17,492       18,124       22,675
Other expenses......................       913          214          895          723          649
Inventory obsolescence and
  restructuring charges(3)..........        --        4,681           --           --           --
                                      --------     --------     --------     --------     --------
                                       287,723      306,819      367,660      393,567      437,915
                                      --------     --------     --------     --------     --------
Earnings before income taxes,
  extraordinary item and cumulative
  effect of change in accounting for
  income taxes......................     8,620        3,040        8,790       16,050       19,579
Income taxes........................     3,502        1,422        1,029        4,831        5,973
                                      --------     --------     --------     --------     --------
Earnings before extraordinary item
  and cumulative effect of change in
  accounting for income taxes.......     5,118        1,618        7,761       11,219       13,606
Extraordinary item, loss from early
  extinguishment of debt, net of
  income taxes(4)...................      (357)          --           --         (510)          --
Cumulative effect of change in
  accounting for income taxes(5)....        --          505           --           --           --
                                      --------     --------     --------     --------     --------
Net earnings........................  $  4,761     $  2,123     $  7,761     $ 10,709     $ 13,606
                                      ========     ========     ========     ========     ========
SHARE DATA(6)(7):
Net earnings per share before
  extraordinary item and cumulative
  effect of change in accounting for
  income taxes......................  $    .66     $    .21     $   1.00     $   1.47     $   1.88
Extraordinary item per share........      (.04)          --           --         (.07)          --
Cumulative effect per share of
  change in accounting for income
  taxes.............................        --          .06           --           --           --
                                      --------     --------     --------     --------     --------
Net earnings per share..............  $    .62     $    .27     $   1.00     $   1.40     $   1.88
                                      ========     ========     ========     ========     ========
Weighted average common and common
  equivalent shares outstanding.....  7,713,465    7,714,444    7,721,927    7,639,312    7,224,612

                                                         YEAR ENDED SEPTEMBER,
                                      ------------------------------------------------------------
                                        1993       1994(1)        1995         1996       1997(2)
                                      --------     --------     --------     --------     --------
                                                         (DOLLARS IN THOUSANDS)
KEY OPERATING DATA:
Capital expenditures................  $ 10,216     $  8,893     $ 10,232     $ 10,885     $ 13,713
Depreciation & amortization.........    15,621       15,700       19,675       19,632       21,267
Backlog(8)..........................   181,081      217,261      237,941      243,310      280,365


                                                      AS OF SEPTEMBER,                     AS ADJUSTED
                                    ----------------------------------------------------   -----------
                                      1993       1994       1995       1996       1997       1997(9)
                                    --------   --------   --------   --------   --------   -----------
                                                          (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital...................  $123,533   $150,850   $166,985   $187,971   $187,521    $  187,521
Property, plant and equipment,
  net.............................    95,855    146,472    139,131    131,371    132,109       132,109
Total assets......................   318,130    424,456    424,957    449,558    490,563       490,563
Total long-term debt (including
  current portion)................   117,746    194,607    183,155    207,842    236,922       180,342
Total shareholders' equity........    92,561    102,184    108,636    104,743    114,191       170,771


---------------
(1) Includes the effect of the June 1994 acquisition of certain actuation product lines of AlliedSignal.

(2) Includes the effect of the October 1996 acquisition of the U.S. industrial hydraulics controls business of International Motion Control Inc.

(3) Inventory obsolescence and restructuring charges in 1994 relate to costs associated with workforce reductions and facility consolidations resulting from reductions in requirements on certain defense programs and weakness in selected European capital goods markets.

(4) The extraordinary item in 1993 represents the cost of extinguishing 12 7/8% notes in the amount of $10,200. The extraordinary item in 1996 represents prepayment and amendment fees, and the write off of deferred debt issuance costs associated with a refinancing.

(5) The cumulative effect of change in accounting principle in 1994 relates to the adoption of SFAS No. 109 "Accounting For Income Taxes." In 1994 the Company also adopted SFAS No. 106 "Employers' Accounting For Postretirement Benefits Other Than Pensions," with the cumulative effect of such adoption being amortized over 20 years. See Note 8 to the Company's audited consolidated financial statements appearing elsewhere in this Prospectus.

(6) In February 1997, the FASB issued SFAS No. 128, "Earnings per Share," which is required to be adopted by the Company in fiscal 1998. At that time, the Company will change the method currently used to compute earnings per share and restate all prior periods, as required. As calculated under SFAS No. 128, the pro forma, restated basic EPS for 1995, 1996 and 1997 is $1.00, $1.44 and $1.95, respectively and the proforma, restated diluted EPS is $1.00, $1.40 and $1.88, respectively.

(7) The Company did not pay any cash dividends on common shares during the five year period ended September 27, 1997.

(8) Backlog consists of that portion of open orders for which sales are expected to be recognized over the next twelve months.


(9) "As Adjusted" data reflects the sale of 1,700,000 shares of Common Stock offered by the Company at an assumed public offering price of $35.375 per share and the application of proceeds to reduce indebtedness as described in "Use of Proceeds."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company is a leading worldwide designer and manufacturer of a broad range of high performance, precision motion and fluid control products and systems for aerospace and industrial markets. Moog's servoactuation systems are critical to the flight control of commercial and military aircraft, positioning satellites, controlling the thrust of space launch vehicles, steering tactical and strategic missiles, and a wide variety of hydraulic and electric industrial applications requiring the precise control of position, velocity and force.

     The Company has two segments, Domestic Controls and International Controls. Domestic Controls primarily focuses on North American markets, with the majority of its sales in aerospace-related product lines. International Controls is focused on markets in Europe and the Asian-Pacific, with the majority of sales in industrial product lines.


     The Company has five principal product lines. Aerospace Controls includes Commercial Aircraft, Satellites and Launch Vehicles and Military Aircraft. Industrial Controls includes Industrial Hydraulics and Electronics and Drives. The Commercial Aircraft product line provides servovalves and flight controls for Boeing, Airbus and regional jet aircraft. The Satellites and Launch Vehicles product line includes satellite positioning controls and steering controls for launch vehicles, strategic missiles and tactical missiles. The Military Aircraft product line provides primary and secondary flight controls and engine controls for advanced fighters, helicopters and bomber aircraft. Industrial Hydraulics controls principally consist of servovalves used in various applications including plastic injection and blow molding, steam and gas turbines, steel rolling mills and fatigue testing machines. The Electronics and Drives product line includes motion simulators, controls for gun and turret positioning on military ground vehicles and electric drives. In each product line, significant revenues are generated through Aftermarket sales, including spares and repairs.


     The Company considers strategic acquisitions to enhance market share or improve engineering and manufacturing capability. On October 26, 1996, the Company acquired the assets of and assumed certain liabilities related to the industrial hydraulic servocontrols business of International Motion Control Inc., an unrelated third party, for $48.6 million. The U.S. Industrial Hydraulics Business, which operated under the name Moog Controls Inc., was spun off by the Company in February 1988. The acquisition was principally financed with proceeds from the Company's Bank Credit Facility.

     Sales. Aerospace and Industrial Controls sales were 64% and 36% of 1997 sales, respectively. In Aerospace Controls, the Company's sales are dependent on commercial aircraft demand, procurement and spending levels on various military programs and the demand for satellites serving the telecommunications and direct broadcasting industries. In Industrial Controls, the Company is subject to changes in capital goods spending cycles in regional markets. The Company's sales in each product category are subject to different short and long term cycles; however, the impact of cyclicality in sales is mitigated by the diversity of the product lines and the Company's broad global distribution capabilities.

     Sales of Aerospace Controls are typically pursuant to long-term contracts for which the Company uses the percentage of completion (cost-to-cost) method of accounting. Under this method, revenues are recognized as costs are incurred. Estimates of the cost to complete the contracts are performed on a regular basis. On contracts for which the estimated factory cost is higher than the contract's value, a charge to earnings is made, and a loss reserve created. The Company believes that adequate reserves have been established.

     International Controls sales were approximately 29% of consolidated 1997 sales. Results of operations can be affected in U.S. dollar terms by the fluctuation in foreign exchange rates. Exposure to currency movements can be mitigated by the number of countries in which the Company operates. Although the Company does not hedge the operating results of its international operations, it selectively hedges certain balance sheet exposures.

     Spare parts and repairs are aggressively marketed directly to the Company's Aerospace and Industrial Controls customers. Sales of spare parts and repairs are generally more profitable and less volatile than OEM sales. Aftermarket sales were approximately 19% of 1997 and 1996 sales.

     Over the past five years, government sales, as a percentage of total sales, has declined as the Company has increased its focus on the development and acquisition of Commercial Aircraft and Industrial Controls product lines. In 1993, government sales were 57% of consolidated net sales compared to 39% in 1997. The mix of commercial and government sales is not expected to materially shift in the near future.

     Cost of Sales. The principal elements of cost of sales are direct labor, raw materials and manufacturing overhead. The Company has a highly skilled workforce and an infrastructure of engineering and related support costs. The business requires significant investments in capital equipment, buildings and related support costs. Cost of sales can be significantly affected by changes in both volume and product mix. Accordingly, short-term changes in volume can have a significant effect on gross margins.

     Selling, General and Administrative Expenses. The Company's selling, general and administrative expenses are generally higher in Industrial Controls compared to Aerospace Controls. Typically, Industrial Controls has higher gross profit margins, while requiring higher sales and support efforts. Accordingly, shifts in the sales mix to or from Industrial Controls will generally affect total selling, general and administrative expenses as a percentage of sales. For Aerospace Controls, selling, general and administrative expenses are also affected by the extent of bid and proposal work on long-term programs.

     Research and Development. Research and development expenses can vary depending on whether the engineering staff is engaged in customer-funded design and development activities or Company-funded design and development activities. Annual Company-funded research and development expenses have averaged $17.1 million over the past five years. Sales related to customer-funded design and development have averaged $23.3 million, or 6.3% of sales, from 1993 to 1997. The decline in customer-funded design and development costs in 1997 reflects the transition of certain long-term military programs from the development phase to production.

     Income Taxes. The Company's effective tax rate reflects differing tax rates of the various countries in which it conducts its business. Variations in where the Company earns income can have an impact on the effective tax rate.

     Fiscal Year. Effective in fiscal 1997, the Company changed its fiscal year-end from September 30 to the last Saturday in September (September 27, 1997 for fiscal 1997). The impact on 1997 results of operations was not material.

                             RESULTS OF OPERATIONS

                                                                                          YEAR ENDED SEPTEMBER,
                                                                                    ----------------------------------
                                                                                      1997         1996         1995
                                                                                    --------     --------     --------
                                                                                          (DOLLARS IN THOUSANDS)
DOMESTIC CONTROLS:
Net sales
  Aerospace.......................................................................  $265,835     $249,594     $232,525
  Industrial......................................................................    59,031       26,981       21,401
                                                                                    --------     --------     --------
                                                                                     324,866      276,575      253,926
Intersegment sales................................................................    13,792       11,912       10,446
                                                                                    --------     --------     --------
        Total sales...............................................................  $338,658     $288,487     $264,372
                                                                                    ========     ========     ========
Operating profit..................................................................  $ 43,288     $ 32,744     $ 25,242
Backlog...........................................................................   236,409      205,516      195,908
INTERNATIONAL CONTROLS:
Net sales
  Aerospace.......................................................................  $ 25,978     $ 19,382     $ 19,086
  Industrial......................................................................   105,085      111,280      101,272
                                                                                    --------     --------     --------
                                                                                     131,063      130,662      120,358
Intersegment sales................................................................     7,887       14,983        4,728
                                                                                    --------     --------     --------
        Total sales...............................................................  $138,950     $145,645     $125,086
                                                                                    ========     ========     ========
Operating profit..................................................................  $  7,977     $ 11,796     $  8,464
Backlog...........................................................................    43,955       37,794       42,033
CONSOLIDATED:
Net sales
  Aerospace.......................................................................  $291,813     $268,976     $251,611
  Industrial......................................................................   164,116      138,261      122,673
                                                                                    --------     --------     --------
                                                                                    $455,929     $407,237     $374,284
                                                                                    ========     ========     ========
Operating profit..................................................................  $ 51,369     $ 43,339     $ 33,487
Net earnings......................................................................    13,606       10,709        7,761
Backlog...........................................................................   280,364      243,310      237,941

1997 COMPARED WITH 1996

  Consolidated

     Net sales for 1997 were $455.9 million compared with $407.2 million in 1996. The sales improvement is due to increases of $25.9 million in Industrial Controls and $22.8 million in Aerospace Controls. The increase in Industrial Controls resulted primarily from the acquisition of the U.S. Industrial Hydraulics Business, which added approximately $28 million in revenues during 1997, and to a lesser extent, increased demand for entertainment simulators. Industrial Controls sales increases in Europe and the Asian-Pacific were more than offset by exchange rate fluctuations, particularly in Germany and Japan. The effect on Industrial Controls sales of the decline in the value of the applicable foreign currencies relative to the U.S. dollar was approximately 8% in 1997 compared to 1996, or approximately $9 million. The sales improvement in Aerospace Controls resulted primarily from increased volume in the Commercial Aircraft product line and, to a lesser extent, the Satellites and Launch Vehicles product line, tempered by expected declines in Military Aircraft.

     Cost of sales for 1997 was 69.2% of net sales, which is comparable to 1996. Increased volume and product mix in Aerospace Controls had a favorable effect of approximately $3 million on consolidated cost of sales.

The improved Aerospace Controls gross margin was offset by unfavorable product mix and adverse changes in foreign currencies in Industrial Controls, in particular Germany, and, to a lesser extent, costs incurred to improve the longer-term margins of Electronics and Drives.


     Selling, general and administrative expenses were $81.4 million, or 17.9% of net sales, in 1997, compared to $75.7 million, or 18.6% of net sales, in 1996. The decrease as a percentage of sales is principally due to growth in sales.

     Interest expense increased by $4.6 million to $22.7 million in 1997, as compared to 1996, due primarily to additional indebtedness incurred for the October 1996 acquisition of the U.S. Industrial Hydraulics Business.

     The 1997 tax rate of 30.5% primarily reflects benefits resulting from the distribution of earnings from the German subsidiary and tax incentives associated with U.S. export sales.

     Other income decreased by $.8 million to $1.6 million in 1997 as 1996 included $.5 million of license fees received on a foreign military program.

     Other expense in 1997 includes $.4 million of the Company's share of costs associated with the start-up phase of a joint venture that manufactures and markets manifolds for OEM machinery, as well as losses associated with disposals of assets.

     Results in 1996 include a $.5 million extraordinary loss, net of income tax benefit, on the early repayment of debt.

     As a result of the previously mentioned factors, net earnings for 1997 increased to $13.6 million, or $1.88 per share, compared with $10.7 million, or $1.40 per share in 1996.

  Domestic Controls

     Domestic Controls net sales increased by 17.5% to $324.9 million in 1997 compared to $276.5 million in 1996. Sales of Industrial Controls increased by $32.1 million primarily due to the October 1996 acquisition of the U.S. Industrial Hydraulics Business. In addition, increased sales of entertainment motion simulators of approximately $6 million contributed to the higher sales of Industrial Controls. Sales of Aerospace Controls increased by $16.2 million in 1997 due to growing Commercial Aircraft and Satellites and Launch Vehicles demand. Sales of flight controls for Commercial Aircraft to Boeing increased approximately 47% from a year ago. The demand for cellular phones, pagers and direct-to-home television has resulted in increased sales of controls for communication-related Satellites and Launch Vehicles. These increases were in part offset by expected sales declines of approximately $12 million in the Military Aircraft product line as certain programs, particularly the F/A-18 Super Hornet and V-22 Osprey, were transitioning from the development phase to low rate initial production.

     Operating profit for the Domestic Controls segment was up 32.2% to $43.3 million for 1997, or 12.8% of segment sales. This compares with $32.7 million, or 11.4% of segment sales a year ago. Approximately half of the increase was attributable to higher Aerospace Controls sales, in addition to a more favorable product mix in Commercial and Military Aircraft controls. Industrial Controls accounted for the remainder of the Domestic Controls operating profit increase primarily due to the acquisition of the U.S. Industrial Hydraulics Business.

     Backlog for the Domestic Controls segment was $236.4 million at September 27, 1997 compared with $205.5 million at September 30, 1996. The increase from a year ago is due to low rate initial production orders received on the F/A-18 Super Hornet, V-22 Osprey and Standard Missile 2 programs, growth in orders for entertainment simulators and the acquisition of the U.S. Industrial Hydraulics Business. Backlog consists of that portion of open orders for which sales are expected to be recognized over the next twelve months.

  International Controls

     International Controls net sales for 1997 of $131.1 million were flat as compared to 1996 net sales of $130.7 million despite lower average currency values. Excluding the changes in currency values, 1997 sales increased approximately 8%. Sales of Aerospace Controls, excluding the foreign exchange impact, increased approximately $7 million in 1997 particularly on the strength of Military Aircraft controls in the United Kingdom and, to a lesser extent, missile controls in Italy. Sales of Industrial Controls increased approximately $4 million in 1997, excluding the foreign exchange impact, primarily due to improved sales in the Company's Electronics and Drives product line. Sales of Industrial Hydraulics controls marginally declined in Europe and were offset by sales gains in Japan.



     Operating profit for the International Controls segment decreased 32.4% to $8.0 million, or 5.7% of segment sales, compared to $11.8 million, or 8.1% of segment sales, in 1996, primarily related to Industrial Controls. Margins in Europe were affected by the movement of certain currencies in countries where the Company's products are manufactured relative to currencies in countries where the products are sold. Margins in the Electronics and Drives product line were affected by approximately $1.5 million of costs incurred throughout the year to better position plastic systems controls for the long-term. The remainder of the decline was attributable to a shift in Industrial product lines to lower margin electric controls, along with a shift within the Industrial Hydraulics product line away from higher margin mechanical feedback valves.


     Backlog at September 27, 1997 for the International Controls segment was $44.0 million compared to $37.8 million at September 30, 1996. The increase was attributable to growth in orders for electric drives for military ground vehicles in Germany and Industrial Hydraulics in Japan, partially offset by approximately $4 million attributable to weaker currencies.

1996 COMPARED WITH 1995

  Consolidated

     Net sales for 1996 were $407.2 million versus $374.3 million in 1995. The increase was due to an increase of $17.4 million in sales of controls for Aerospace applications and an increase of $15.6 million in Industrial Controls. The increased Aerospace Controls sales were attributable to increased volume in controls for Commercial and Military Aircraft and Satellites and Launch Vehicles, while Industrial Controls increased as a result of improved sales of Industrial Hydraulics controls throughout Europe.

     Cost of sales for 1996 was 69.2% of net sales compared to 70.8% of net sales in 1995. Approximately half of the decrease as a percentage of sales was due to transition costs incurred in 1995 related to the acquisition of certain actuation product lines from AlliedSignal in June 1994 and the remainder was due to increased sales in the higher margin Industrial Hydraulics and Satellites and Launch Vehicles product lines.

     Research and development expenses increased to $17.3 million in 1996 from $15.8 million in 1995 due to the development of advanced actuation technology and active vibration development efforts in the U.S. related to Commercial and Military Aircraft controls.

     Selling, general and administrative expenses in 1996 were $75.7 million, or 18.6% of net sales, compared to $68.5 million, or 18.3% of net sales, in 1995. Approximately half of the increase as a percentage of sales resulted from compensation costs associated with stock appreciation rights, with the remainder due to temporarily high legal expenses and amortization of debt issuance costs.

     Interest expense was $18.1 million for 1996, compared with $17.5 million for 1995. A recapitalization initiated by the Company in May 1996 enhanced the Company's long-term capital base and provided additional senior debt capacity to fund growth, while increasing the Company's average interest rate. Although the recapitalization resulted in higher interest expense for the third and fourth quarters of 1996, interest expense declined to 4.5% of sales in 1996 from 4.7% in 1995.

     The effective tax rate for 1996 was 30.1%. The effective tax rate was affected by the utilization of net operating loss carryforwards at the German subsidiary. In 1996, the Company continued to reduce its valuation allowance for deferred tax assets principally related to the improving financial position of its German subsidiary.

     Results in 1996 include a $.5 million extraordinary loss, net of income tax benefit, on the early repayment of debt.

     As a result of the factors mentioned above, net earnings for 1996 increased to $10.7 million, or $1.40 per share, compared with $7.8 million, or $1.00 per share, in 1995.

  Domestic Controls

     Domestic Controls net sales in 1996 were $276.5 million, up 8.9% above net sales of $253.9 million in 1995. Sales of Aerospace Controls accounted for most of the increase.

     Operating profit for the Domestic Controls segment was $32.7 million for 1996, or 11.4% of segment sales. This compares to $25.2 million, or 9.5% of segment sales, in 1995. Aerospace Controls accounted for substantially all of the increase as a result of increased sales, along with the absence in 1996 of transition costs associated with the acquisition of certain actuation product lines from AlliedSignal in 1994.

  International Controls

     International Controls net sales in 1996 were $130.7 million versus $120.4 million in 1995. International Controls net sales growth relates principally to increased volumes due to stronger demand for Industrial Hydraulics throughout Europe and, to a lesser degree, the December 1995 acquisition of the industrial servovalve product line of Ultra Hydraulics Limited. The movement of certain foreign currencies relative to the U.S. dollar in 1996 versus 1995 did not have a significant impact on sales.

     International Controls operating profit was $11.8 million for 1996, or 8.1% of segment sales, compared to $8.5 million, or 6.8% of segment sales in 1995. The increase is a result of higher segment sales due to improved European capital goods market conditions.

FINANCIAL CONDITION AND LIQUIDITY

     Cash provided by operating activities was $32.0 million in 1997 compared to $15.2 million in 1996 and 1995. The increase in 1997 resulted from lower working capital requirements and, to a lesser extent, from improved earnings as adjusted for non-cash expenses and charges.

     Long-term senior debt increased by $24.2 million to $101.6 million at September 27, 1997 from September 30, 1996 primarily due to the acquisition of the U.S. Industrial Hydraulics Business, which was principally financed with proceeds from the Bank Credit Facility, offset by cash provided by operations. The percentage of long-term debt to capitalization at September 27, 1997 was 66.0% compared to 65.3% at September 30, 1996.

     At September 27, 1997, the Company had $87.7 million of unused borrowing capacity available under short and long-term lines of credit, including $68.0 million from the Bank Credit Facility. During 1997, the Company obtained a $15 million credit facility for its international subsidiaries. Approximately $5.7 million was available on this facility at September 27, 1997.


     The acquisition of Schaeffer is expected to result in the payment of approximately $21.7 million by the Company and the assumption of certain liabilities by the Company and is expected to close in late January, 1998.


     Working capital at September 27, 1997 was $187.5 million compared to $188.0 million at September 30, 1996. The current ratio was 2.75 at September 27, 1997, compared to 2.89 at September 30, 1996.

     Current assets increased by $7.1 million to $294.7 million at September 27, 1997. The increase was due to the acquisition of the U.S. Industrial Hydraulics Business which added approximately $12 million of current assets, primarily receivables and inventories. In addition, receivables and inventories increased in the International Controls segment as a result of increased business. These increases were partially offset by foreign currency fluctuations which resulted in a decrease in current assets of approximately $8 million.

     Current liabilities increased by $7.6 million to $107.2 million at September 27, 1997. The increase was due to greater working capital demands related to higher sales and approximately $4 million from the acquisition of the U.S. Industrial Hydraulics Business. These increases were partially offset by changes in foreign currency translation values resulting in a reduction in current liabilities of approximately $3 million.

     Net property, plant and equipment increased $.7 million to $132.1 million at September 27, 1997. Capital expenditures for 1997 were $13.7 million compared with depreciation and amortization of $21.3 million. Capital expenditures in 1996 were $10.9 million compared with depreciation and amortization of $19.6 million. The acquisition of the U.S. Industrial Hydraulics Business added approximately $7 million of property, plant and equipment, while unfavorable movements in foreign currency translation values resulted in a decrease of approximately $2 million. During 1997, the Company entered into operating leases for equipment which otherwise would have had a purchase cost of $6.9 million. Capital expenditures for 1998 are expected to be below depreciation and amortization levels. Capital expenditures in 1998 are expected to include the cost of approximately 124,500 square feet of facilities expansion for the Domestic Aerospace Controls operations and a low cost manufacturing operation in the Philippines.

     Goodwill increased by $33.6 million to $49.6 million at September 27, 1997, primarily as a result of the October 1996 acquisition of the U.S. Industrial Hydraulics Business, offset by current year amortization of $2.9 million. The goodwill resulting from this acquisition is being amortized over 30 years.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     Effective October 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and SFAS No. 123 "Accounting for Stock-Based Compensation." As permitted by SFAS No. 123, the Company has elected to continue measuring its compensation expense using the principles of Accounting Principles Board Opinion No. 25. The adoption of these standards had no effect on the Company's consolidated financial position or results of operations.

     In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, "Earnings per Share" which will be adopted by the Company during the first quarter of 1998. At that time, the Company will change the method currently used to compute earnings per share (EPS) and restate all prior periods, as required. Under the new requirements for calculating basic EPS, the dilutive effect of stock options will be excluded. When adopted, basic EPS required under SFAS No. 128 will be reported for 1997, 1996 and 1995 as $1.95, $1.44 and $1.00, respectively, and diluted EPS will be $1.88, $1.40 and $1.00, respectively.

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." The standard must be adopted by fiscal 1999. SFAS No. 130 does not change any accounting measurements, but requires presentation of comprehensive income and a reconciliation thereof to net income. The principal differences between comprehensive and net income are certain adjustments made directly to shareholders' equity, such as foreign currency translation adjustments.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which requires financial information to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. The standard must be adopted by fiscal 1999. The Company is currently evaluating the disclosures required under this new standard.

OTHER

     Foreign exchange instruments are used to hedge the Company's equity in, and long-term advances to, various international subsidiaries. In addition, the Company periodically utilizes foreign currency forward contracts to hedge known foreign currency cash flows. Interest rate swaps are used to manage exposure to increases in interest rates on a floating-rate credit facility. The Company does not hold or issue financial instruments for trading purposes.

     At September 27, 1997, the Company believes that adequate reserves have been established for all currently pending environmental issues, and does not expect environmental matters and the utilization of existing reserves, if any, to have a material effect on the financial condition and liquidity or results of operations of the Company.

     Sales to Boeing represented approximately 19% of the Company's 1997 net sales, and approximately 10% of the Company's sales were to Boeing for Commercial Aircraft only. Boeing recently announced plans, and the related costs, to rectify difficulties it is experiencing with commercial aircraft production inefficiencies and resulting late deliveries of its 7 series airplanes. Boeing's announced plans to rectify these matters include, among other things, the temporary shutdown of certain lines of production to allow it to concentrate on catching up on deliveries of certain of its 7 series aircraft. As Moog is current on all of its scheduled deliveries to Boeing, the Company does not foresee that any temporary shutdown will have any materially adverse impact on its results of operations at this time or in the near future. However, there can be no assurance that, at some future date, Boeing will not modify its existing orders with the Company in order to allow other vendors to catch up on deliveries.

     Recent months have seen an unusually rapid devaluation of certain Asian-Pacific currencies, including those in countries where the Company has operations. Similarly, certain financial markets have experienced valuation adjustments. The Company's sales in the Asian-Pacific, excluding Japan, were $9.0 million in 1997, or 2.0% of consolidated sales. Including Japan, sales were $31.5 million or 6.9% of sales. At this time, the Company is unaware of any major shifts in incoming orders that would produce materially adverse effects on the Company's results of operations in the near term.

     The Company is currently evaluating the potential impact of the computer systems and software products situation commonly referred to as the "Year 2000 Issue." The Year 2000 Issue, which affects most corporations, concerns the inability of information systems, primarily computer software programs, to properly recognize and process date-sensitive information relating to the year 2000 and beyond. The Company utilizes a significant number of computer software programs and operating systems across its entire organization, including applications used in manufacturing, product development, financial business systems and various administrative functions. To the extent the Company's software applications contain source code that is unable to appropriately interpret the upcoming calendar year "2000," some level of modification, or even possibly replacement of such applications may be necessary. The Company is currently in the process of completing the identification of applications that may require modification or replacement. The Company does not currently anticipate that it will incur material expenditures to complete any such modification or replacement as the Company believes that a majority of its systems are Year 2000 compliant, although there can be no assurance in this regard. The Company's issues relate not only to its own systems being Year 2000 compliant, but also those systems of its suppliers and customers. A failure of suppliers or customers to address the Year 2000 Issue could have a material adverse effect on the Company.

OUTLOOK


     The Company believes its Aerospace Controls product lines are well positioned. The Commercial Aircraft market upswing, the demand for Satellites and Launch Vehicles, and Military Aircraft modernization programs are expected to provide revenue growth. The Industrial Hydraulics product line was significantly enhanced with the acquisition of the U.S. Industrial Hydraulics Business in October 1996. Further synergies are expected in 1998 as the integration with the European and the Asian-Pacific subsidiaries continues. Sales growth in Electronics and Drives is anticipated principally due to military ground vehicle controls and entertainment simulators. For a discussion of important factors that could cause actual results to differ from the results referred to in the foregoing forward-looking statements, see "Risk Factors."

                                    BUSINESS

     The Company, founded in 1951, is a leading worldwide designer and manufacturer of a broad range of high performance, precision motion and fluid control products and systems for aerospace and industrial applications. Moog's servoactuation systems are critical to the flight control of commercial and military aircraft, positioning satellites, controlling the thrust of space launch vehicles, steering tactical and strategic missiles, and a wide variety of industrial applications that require the precise control of position, velocity and force. Moog is a recognized international technological leader in the precision controls market.

TECHNOLOGY

     Moog designs and manufactures high performance precision controls called servovalves and servoactuators. Servovalves and servoactuators control the position, velocity or force of moving objects with accuracy which can be measured in millionths of an inch.

     Servovalves regulate the flow of fluid. They convert the electronic signal from a computer into a precisely metered amount of liquid, such as hydraulic fluid flowing into a piston/cylinder assembly known as an actuator. The actuator then creates movement. When a servovalve is mounted on an actuator, the device is known as a servoactuator.

     Moog's core products provide precision motion control. The precision in a motion control system is created through the use of a closed loop system or what is technically referred to as a servocontrol system. A servocontrol system is a group of electronic and/or mechanical elements that generates a desired output by comparing the achieved output with the commanded input and then using the difference between the input and the output as the actuating signal.

     The following diagram shows the elements of a servocontrol system in which the power to move the output is provided by pressurized hydraulic fluid. The concepts are similar for systems in which the power is directly provided by an electric motor.

                        [SERVOCONTROL SYSTEM FLOW CHART]

     An electrohydraulic servocontrol system consists of six elements indicated in the diagram above: control electronics which may be a computer, microprocessor or guidance system and which create a command input signal; a servoamplifier which provides a low power electrical actuating signal which is the difference between the command input signal and the feedback signal generated by the feedback transducer; a servovalve which responds to this low power electrical signal and controls the high power flow of hydraulic fluid to an actuation element such as a piston and cylinder or a hydraulic motor which positions the device being controlled; and a power supply, generally an electric motor and pump, which provides a flow of hydraulic fluid under high pressure. The feedback transducer measures the output of the system and converts this measurement into a proportional signal which is sent to the servoamplifier.

     The Company is engaged primarily in the design, manufacture and sale of servovalves and actuators, although all the elements of a servosystem are incorporated in the Company's diverse product offerings.

     The Company's portfolio of products has evolved from a strategy of using its core competency in electrohydraulic servocontrol elements as a platform from which to pursue a wide range of applications for global markets. Uses vary from applications requiring micro designs that operate at extremely high speeds, to applications requiring high power levels to control large loads over long distances. Providing the appropriate solution to each customer's particular design problem adds to the Company's technology base and allows for further expansion of the product portfolio. Moog typically customizes its products to provide optimal solutions for its customers.

APPLICATIONS

     Moog provides motion controls in three core technologies: Electrohydraulic, Electromechanical, and Electropneumatic. Electrohydraulic technologies are used in Moog's standard servovalves, servoactuators and integrated actuation and power systems. Electromechanical technologies include brushless DC servomotors, DC motor controllers, servoactuators and servosystems. Electropneumatic technologies include solenoid-controlled servoactuators and control actuation systems.

     There are two broad applications for the Company's technologies, more fully described below.

     Aerospace Applications. On commercial and military aircraft, servoactuators position the moveable control surfaces on a plane's wing and tail section, including the leading edge flaps, spoilers, ailerons, elevators and rudders. Servovalves in jet aircraft engines meter the fuel flow and inlet air to the engines. Servoactuation systems are used to position satellites and to steer launch vehicles, strategic missiles and tactical missiles.

     Industrial Applications. Servovalves and servoactuators are used in a wide variety of industrial applications. For example, they can direct the amount of hydraulic power used to control the thickness of steel plate produced in rolling mills or they can provide the extremely precise motion control required in spray painting robots.

PRODUCT LINES

     Outlined below is a description of Moog's five principal product lines.

  Commercial Aircraft

     The Company supplies the Commercial Aircraft market with one of the Aerospace industry's broadest lines of flight control products, including servovalves and servoactuators for the autopilot, leading edges, trailing edges, ailerons, elevators, spoilers and rudders. The Company supplies all of the major OEMs, and also derives a substantial portion of its revenues directly from the domestic and international airlines in the form of sales of spare parts and repairs. The Commercial Aircraft product line represented $101.6 million or 22.3% of 1997 sales.

     While Commercial Aircraft sales to Boeing accounted for approximately 10% of 1997 sales, the Company also supplies flight actuation and control products to a number of other manufacturers of commercial aircraft including Airbus. The Company's exclusive supply contracts with Boeing include pre-determined prices through 2002, except for the Boeing 777 contract, which expires in 2006.

     According to Boeing's 1997 Current Market Outlook for commercial aircraft, world passenger traffic is projected to increase by more than 160% in the next 20 years. In response, the world fleet of commercial aircraft is projected to more than double from approximately 11,500 aircraft in 1996 to more than 23,000 aircraft in 2016.

     Major Commercial Aircraft programs include the following:

     Boeing 747. Moog supplies nine autopilot servoactuators, the four aileron power control units and twelve spoiler actuators on the 747, the Company's largest Commercial Aircraft program. The 747 aircraft line accounts for a large and growing portion of Moog's sale of parts and replacements to the airline industry because of the over 1,013 747's in service as of November 1997.



     Boeing 757. Moog provides elevator and rudder power control units, spoilers, and servovalves for the 757. There were approximately 768 757's in service as of November 1997.



     Boeing 767. Moog currently supplies autopilot actuators and all of the servovalves on the 767. There were approximately 665 767's in service as of November 1997.



     Boeing 777.  The second largest commercial aircraft program for Moog is the
777. Moog provides all of the servovalves, flight spoilers and the leading edge rotary actuation system for the 777. As of November 1997, there were approximately 97 777's in service.


     Airbus. Moog supplies aileron actuators for the Airbus A330 and A340 as well as servovalves on all of the Airbus models. There are approximately 1,500 Airbus aircraft in service.

     Regional Aircraft. Moog supplies primary flight control actuators for Cessna's new Citation X, its first hydraulic powered flight control actuators. Moog's general aviation customers also include Canadair and Lear Jet, divisions of Bombardier, and Gulfstream.

     Engine Controls. The Company designs and manufactures fuel metering and air inlet controls for jet engines used on commercial and military aircraft. All models of commercial aircraft currently produced by Boeing and Airbus contain engines on which the Company's controls are used.

  Satellites and Launch Vehicles

     The Company manufactures valves and regulators which control the flow of propellant primarily on satellites. The Company also manufactures products which control the trajectory of launch vehicles, the Space Shuttle and strategic and tactical missiles. These products include hydraulic actuators, electromechanical actuators and steering systems. The Company has the leading market share in satellite propulsion and strategic missile and launch vehicle steering systems. The Company believes it is the technology leader in electric propulsion, thruster and isolation valves in the Satellites and Launch Vehicles market. The growth in this market is principally driven by the introduction of new digital communications services, such as global mobile wireless and direct broadcast satellite systems, and increasing demand for existing transmission services in the broadcast, business communications and long distance telephone markets. The Satellites and Launch Vehicles product line accounted for $65.8 million or 14.4% of 1997 sales.

     The Company's strengths in the Satellites and Launch Vehicles markets include its broad product offering and reputation for quality. The Company's major Satellites and Launch Vehicles programs and applications are described below.

     Satellite Propulsion. Moog's Satellites and Launch Vehicles product line is centered around its satellite propulsion business. The Company supplies satellite components for almost every make of satellite that is produced in the world. Major customers include Hughes Electronics, Lockheed Martin and Loral. Moog's typical satellite shipset of 10-12 valves provides between $150,000 and $300,000 per satellite in sales, exclusive of Moog equipment on the satellite launch vehicle. Examples of satellite programs currently supplied by Moog include:

     - Eurostar. Moog supplies isolation valves, check valves and bipropellent engine control valves for Matra Marconi's Eurostar series of satellites. The Eurostar satellites provide telecommunications services to customers around the world.


     - Hughes, Space Systems/Loral and Lockheed Martin Satellites. Moog provides propellant isolation valves, engine control valves and the Xenon feed system for these geosynchronous satellites which bring direct to home broadcasts, telecommunications and other services to customers worldwide.


     - Iridium Satellite System. Moog supplies propellant isolation valves on Motorola's Iridium Satellite System which is intended to provide a global wireless communications system enabling subscribers to send and receive telephone calls anywhere in the world. Sixty-six satellites are expected to be utilized in the Iridium Satellite System, with 46 in orbit as of December 20, 1997.


     In addition to these programs, there are numerous LEO communication satellite networks in the planning and development stages. The Company expects to compete against several competitors with respect to many of these planned networks including Teledesic (288 satellites), Skybridge (64 satellites) and Celestri (64 satellites).

     Moog believes it is the technology leader in supplying the complete gas storage control system for Xenon gas-based propulsion. The first commercial launch of this system occurred in 1997. Xenon-ion thrusters are expected by some to replace conventional chemical rockets used to control satellite orbits. Xenon-ion propulsion systems use solar-powered electronics to accelerate Xenon-ions to high velocities to create rocket thrust. Xenon-ion propulsion systems are estimated to save up to $9 million per GEO satellite by reducing the weight of propellant needed to maintain a satellite's position in space.


     Space Launch Vehicles. Sales from Moog's space launch vehicle programs are expected to grow as commercial and military satellite launches become more frequent. The Company supplies steering controls on the Titan IV, the United States' most powerful expendable launch vehicle providing principal access to space for critical national security payloads, and the Ariane V, the European Space Agency's new-generation launch vehicle. In addition, the Company participates on the Atlas Centaur program and various Delta programs, which are used to place numerous communications and scientific payloads into earth orbit. The Company is also developing actuators and steering controls for the Kistler K-1 reusable launch vehicle now being developed, among other development activities.


     Strategic and Tactical Missiles. The strategic and tactical missile business growth will primarily come from the Standard Missile 2 program. Standard Missile 2 is the Navy's primary shipboard defense weapon against missile attack. The Company has an approximately $28 million contract on this program extending through 1999. Moog provides the steering controls for all three stages of the Trident submarine launched strategic missile. The Company also produces steering control products for the Patriot, Maverick, VT-1 and THAADS programs.

     Space Shuttle. Moog supplies actuators for the Space Shuttle's flight controls, main engine and solid rocket booster steering controls. The solid rocket booster actuators are recoverable after every launch and are returned to Moog for refurbishment.

     Space Station. Another significant space program for Moog is the International Space Station, for which Moog has developed a highly specialized fluid quick disconnect device to be used in the electric power and thermal control systems, as well as a motorized bolting assembly for connecting key structural sections of the Space Station.

  Military Aircraft

     Moog provides flight controls for advanced military aircraft and helicopters. On fixed wing aircraft, these controls include servoactuators for ailerons, elevons, rudders, leading edge flaps and servovalves for engines and pitch and roll control assemblies. On helicopters, controls include swashplate, flaperon, elevator, main rotor, tail rotor, bladefold, and vibration-control servoactuation systems. The military hardware is similar to that of commercial aircraft except that Moog's military products are designed to survive more stringent mission and environmental requirements. These products often incorporate multiple redundancy, effectively allowing the aircraft to lose many of its systems and still continue to fly. Over the past five years procurement of existing tactical aircraft has been stable while new aircraft have been in development. These new aircraft, including the V-22 Osprey tiltrotor aircraft and the Navy's F/A-18 E/F Super Hornet, entered low rate initial production in 1997. In addition, the Company is also developing the flight controls for both competing versions of the Joint Strike Fighter. The Military Aircraft product line represented $124.4 million or 27.3% of Moog's 1997 sales.

     Major Military Aircraft programs to which Moog contributes include:


     F/A-18 Hornet and Super Hornet. Moog provides a variety of flight controls for the F/A-18 which is the U.S. Navy's primary carrier-based fighter/attack aircraft. Over 1,400 F/A-18 aircraft have been produced. The E/F version, which is 30% larger than the C/D version, entered low rate initial production in 1997. Full scale production is planned to be at the rate of approximately 36 aircraft per year by 2003.


     V-22 Osprey Tiltrotor. The V-22 Osprey tiltrotor aircraft is built by Bell-Boeing. The V-22 is a hybrid between a helicopter and a fixed wing aircraft. Low rate initial production commenced in 1997, with the first delivery of production aircraft scheduled for 1999. Moog products on the V-22 include swashplate, bladefold, flaperon and elevator actuators. Industry sources estimate 458 V-22 aircraft may be procured for use by the Marines, Navy and Air Force.


     F-15 Eagle. Moog provides the pitch and roll control assembly for the F-15 Eagle. Orders from the U.S. Air Force, Saudi Arabia, Israel and the United Arab Emirates are expected to keep production at current levels through the rest of the decade. Moog also has significant Aftermarket business for this program, as over 1,300 aircraft are in service.

     F-16 Falcon. Moog provides the power drive unit for the leading edge flaps and associated components on the F-16. Production on the F-16 is primarily for foreign military sales. There have been more than 3,600 F-16s produced and the spares and repairs business from this program is steady and substantial.


     Joint Strike Fighter. Moog was selected by both competing prime contractors, Boeing and Lockheed Martin, to design the primary and secondary flight controls for the JSF concept demonstrators. The JSF is intended for use by all of the military services. Industry sources estimate that approximately 3,000 JSF's will be produced, with low rate initial production expected to begin in 2008.


     F-2. The F-2, which is being produced in Japan, was formerly called the FSX. Moog supplies the leading edge flap actuation system for the F-2.

     Indian Light Combat Aircraft. Moog is developing the flight control actuation system for the Indian government's new Light Combat Aircraft. Moog is also working on the aircraft's nosewheel steering system and brake module. The Company began delivery of the hardware on this program in 1995. Full scale aircraft production is expected to begin after the year 2000.

     B-2 "Stealth" Bomber. Moog designed and produces the flight control actuation system for this aircraft. The Company believes that the B-2 possesses the most technically challenging flight control system ever developed. The B-2 program solidified Moog's position as the technology leader in the fly-by-wire market. The Company is under contract to replace the flight control actuation systems for the first four production aircraft and the original test aircraft. This, along with spares, repairs and update activity will provide significant revenues through 1999.

     Blackhawk Helicopter. The Blackhawk, built by Sikorsky, is the U.S. military's major combat and troop transport helicopter. Moog supplies the secondary flight controls and a self displacing accumulator which is used to start the helicopter's auxiliary power unit. In addition to the U.S. government, Blackhawks are sold to the governments of Turkey, Japan, South Korea, Australia and Saudi Arabia. Total production of the Blackhawk and the Navy's equivalent, the Seahawk, is 1,500 units to date.

     Engine Controls. The Company also produces fuel metering and air inlet controls for jet engines used on numerous advanced military aircraft. The military engine controls business is represented on the F-14 Tomcat, F-15 Eagle, F-16 Falcon, F/A-18 C/D Hornet, F/A-18 E/F Super Hornet, F-22 Raptor, B-2 Stealth Bomber and the IDF.

  Industrial Hydraulics

     This product line consists of servovalves and servoactuators used in industrial automation where precision control is required. During 1997, the Company estimates that it sold approximately 50,000 industrial servovalves to over 1,500 customers, both domestic and foreign. The Company's Industrial Hydraulics products are used in a wide range of applications, including plastic blow molding machines, fuel metering and override controls for gas and steam turbines, controls for clamp and injection operations in plastic injection molding machines, fatigue testing systems and position controls for sawmill equipment. The Industrial Hydraulics product line, substantially strengthened as a result of the acquisition of the U.S. industrial hydraulics business of International Motion Control Inc. in October 1996, represented $111.9 million or 24.5% of 1997 sales.

     Industrial Hydraulics products are traditionally used with heavy equipment which requires periodic servicing and maintenance. The Company has capitalized upon this requirement by building a substantial Aftermarket business. The Company believes that it currently services approximately 60% of its installed base of Industrial Hydraulics servovalves. The Company's strong market share in both OEM sales and Aftermarket support is enhanced by an extensive worldwide subsidiary network to service and support its customers.


  Electronics and Drives



     This product line includes 4- and 6-degree of freedom motion platforms for the entertainment industry, gun/turret controls for military vehicles, electric drives for assembly robots, brush making machines, material handling robots, total machine controls for plastic injection and blow molding machines, carpet tufting machines and postal sorting machines. The Electronics and Drives product line represented $52.2 million or 11.5% of 1997 sales.


     The primary applications for these products are described below:

     Entertainment Simulators. Moog has developed a family of electromechanical motion bases for the entertainment business. Moog has delivered almost 100 simulator platforms since 1994. Moog recently received a contract for $13.2 million to design and produce The Spider Man(TM) Adventure ride for Universal Studio's Islands of Adventure Theme Park in Orlando, Florida.


     Military Ground Vehicles. Moog supplies the electronic controls used in the azimuth and elevation controls for gun systems on military vehicles. A key advantage of electromechanical actuation is the elimination of the hydraulic fluid supply and related maintenance requirements. Moog has contracts for approximately $33 million with Wegmann for an ammunition and loading system for the PzH 2000 howitzer. The Moog system provides a high degree of automation, short reaction times and high rates of firepower. The contracts cover the delivery of 204 systems through 2002. Moog is under contract with Hagglunds AB of Sweden for an electromechanical gun aiming system for the CV90/30, which is a Norwegian combat vehicle. The Company is scheduled to deliver 100 systems between 1997 and 2000. The Company is also under contract with Bofors AB of Sweden to provide an electromechanical gun aiming system for the CV90/40, an armed vehicle used by the Swedish military. Moog is expected to deliver 320 systems for this vehicle through 2000, including 183 systems already shipped as of September 1997.


     Electric Drives. This area includes brushless DC motors and digital motor controllers. These products are used in a wide variety of applications, including assembly and material handling robots, carpet tufting, tire making, glass cutting and other types of automated machinery.


     Plastics Market. Electronic controls supplied by Moog for injection and blow molding machines manage servovalve functions and the sequence and temperatures of machine operation, with servovalves providing the closed loop control.


BUSINESS STRATEGY

     The Company's objective is to enhance shareholder value by improving net earnings as sales and net margins continue to grow. The Company's strategy to achieve this objective consists of four key elements.

     Enhance Market Leadership. The Company is focusing on enhancing its leadership position in high-end precision control markets. In product areas representing approximately 89% of its 1997 sales, the Company believes it is the technological leader and the market leader in terms of sales. In Aerospace, Moog is an internationally recognized leader in technologically advanced control systems and components that are custom designed to perform to exacting specifications. As a result, the majority of Moog's Aerospace sales is derived from long-term, exclusive contracts.

     Pursue Acquisition Opportunities. The Company believes that there are opportunities to increase the Company's sales, operating earnings and market positions through acquisitions of smaller businesses which are complementary to its businesses. The Company believes that these opportunities will continue to arise as suppliers consolidate and increase their focus on core operations. The Company has successfully integrated two major acquisitions in recent years. In June 1994, certain mechanical and hydraulic actuation product lines of AlliedSignal Inc. were acquired, and in October 1996 the U.S. industrial hydraulic controls business of International Motion Control Inc. was acquired. These two acquisitions have contributed approximately $120 million in sales for 1997.

     Broaden Application of the Company's Technologies. The Company's diverse controls portfolio capitalizes on a wide array of opportunities. Moog's capabilities extend to the design and production of electrohydraulic, electromechanical and electropneumatic systems and components. The Company believes that the diversity of its product applications stimulates and accelerates product development and provides the Company a distinct competitive advantage.

     Focus on Aftermarket. Aftermarket sales are generally more profitable and less volatile than OEM sales. The Company aggressively markets spares, parts and repair services directly to its customers and end-users. The Company's international operations emphasize its global presence and better position the Company to capture the available domestic and international Aftermarket business. For 1997, the Company's Aftermarket sales represented approximately 19% of sales.

CUSTOMERS

     Moog has three customer groups. The first is Aerospace customers, the second is manufacturers of sophisticated industrial machine controls, and the third is Aftermarket customers.


     Moog's Aerospace customers include: Boeing, Lockheed Martin, Northrop Grumman, Raytheon, Space Systems/Loral, Airbus, Hughes Electronics, Cessna, Gulfstream, Sikorsky, British Aerospace, DASA (Deutsche Aerospace) and the U.S. government, among others. Sales to these customers relate to both commercial and military products, generally on longer term contracts.


     The Company's second major customer group consists of the manufacturers of sophisticated industrial machine controls. These customers include Battenfeld, Bosch, Flight Safety International and European Gas Turbines, among others. Sales to these customers are generally based upon short term orders.

     The third major customer group is Aftermarket customers. Because of the nature of the end products on which the Company's hardware is utilized, such as commercial and military aircraft, launch vehicles, and expensive industrial machine controls, it is essential for the end users to provision spares. The Company also provides repair and overhaul services with respect to most of its products. Major Aftermarket customers include the commercial airlines and the U.S. government. Aftermarket sales represented approximately 19% of 1997 sales.

     The Company's largest customer is Boeing (including Boeing Helicopters, McDonnell Douglas and the former Space and Defense business of Rockwell). Sales to Boeing were approximately 19% of 1997 sales. Sales to the U.S. government and U.S. government prime contractors and subcontractors, including military sales to Boeing, were approximately 30% of 1997 sales.

COMPETITION

     The Company experiences considerable competition in each of its five major product lines. However, the Company is the only precision motion control specialist which competes globally in all markets and all drive technologies.

     Many of its competitors have greater financial and other resources than the Company. In Aircraft Controls, the Company's principal competitors include Parker Hannifin, Curtiss-Wright Corp., HR Textron,

Teijin Seiki Limited and E-Systems. In satellites, the principal competitors are Valve Tech and Vacco. In launch vehicles, the Company's principal competitors are AlliedSignal and HR Textron. For the Industrial Hydraulics product line, competitors are Bosch, Mannesmann Rexroth GmbH and E-Systems. Competitors in the Electronics and Drives product line include Barber-Colman Company, Siemens AG, Indramat GmbH, Pacific Scientific Company and Yaskawa Electric Corp.


     Competition in each of the product lines is based upon design capability, product performance and life, service, price and delivery time. In certain product lines technological considerations predominate over price considerations, while in others price considerations are paramount. The Company believes it competes effectively on all these bases. See "Risk
Factors -- Competition."

MANUFACTURING

     Moog's manufacturing facilities are equipped to manufacture custom engineered products designed for specific customer applications. The facilities and manufacturing equipment are state of the art. They include CAD/CAM, CNC machining, internally designed and manufactured test equipment, and Class 10,000 and Class 100,000 assembly and test facilities.

     The manufacturing process for specific custom engineered applications which comprise most of the Company's products, demands technical expertise and precision of the highest degree. First, design engineering expands the preliminary designs completed during the proposal process. After any necessary modifications, prototypes of the design are manufactured for developmental testing. As part of this process, Moog conducts an internal review to determine whether the design will meet the specific customer application and can be manufactured in a cost-effective manner. Moog emphasizes concurrent engineering, whereby design engineering and production engineering coordinate early in the process to enhance product design from a manufacturing standpoint. The product then goes into limited production for customer testing, after which the product is a qualified design. At this stage the product moves into full production.

     Production of the final product is a three-step process: fabrication, assembly and testing. In the fabrication process, skilled machinists using proprietary manufacturing processes directed by Moog's methods engineering staff produce a substantial volume of components satisfying submicron tolerances. Assembly of the components by technicians is followed by testing of the product to determine whether it meets Company and customer specifications. In general, each technician involved in both the assembly and testing functions has a two-year degree in a technical field and is supported by Moog's product engineering staff, which prepares assembly worksheets and test procedures.

SALES AND MARKETING

     Moog's sales and marketing organization is comprised of individuals possessing highly specialized technical expertise. Such expertise is required in order to effectively evaluate the customer's precision control requirements and to facilitate communication between the customer's engineering staff and the Moog engineering staff. Moog's marketing staff is the primary contact with key customers. Manufacturers' representatives are used to cover certain domestic Aerospace market areas. Distributors are selectively used to cover certain Industrial market areas.

     Moog's success in both the Aerospace and Industrial markets can be attributed to its innovative engineering solutions, the on-going origination of new product applications, the Company's reputation for reliability and customer support, and the development of strong contacts with customers which allow for early identification of opportunities. Further, Moog's strong technical marketing force located in key international markets has facilitated the adaptation of technology developed in one geographic market to other geographic markets for different applications.

EMPLOYEES

     Moog employed approximately 3,670 individuals as of September 1997. Of that total, approximately 2,270 were in the U.S., 670 were in Europe, 160 were in the Pacific Rim and 570 were in low cost manufacturing centers in the Philippines, Ireland and India.

     Moog's engineering staff is one of the Company's competitive strengths, and its production work force is composed of highly skilled machinists, assemblers and technicians. The Company believes its relationship with its employees is excellent. Moog has been listed in all three publications of the book "The 100 Best Companies to Work for in America" and enjoys an unusually low employee turnover rate.

LEGAL PROCEEDINGS

     From time to time, the Company is named as a defendant in legal actions arising in the normal course of business. The Company is not a party to any pending legal proceeding the resolution of which management believes will have a material adverse effect on the Company's results of operations or financial condition or, except as discussed herein, to any pending legal proceedings other than ordinary, routine litigation incidental to its business. See also
"-- Environmental Matters."

PATENTS, TRADEMARKS AND TRADE NAMES

     Moog has numerous patents and has filed applications for others. While the protection afforded by these is of value, the Company does not consider the successful conduct of any material part of its business dependent upon such protection. The Company's patents and patent applications include both U.S. and international patents, relating to electrohydraulic, electropneumatic and electromechanical actuation mechanisms and control valves, electronic control component systems and interface devices. The Company has trademark and trade name protection in major markets throughout the world.

ENVIRONMENTAL MATTERS

     The Company's operations and properties are subject to federal, state and local environmental and health and safety laws and regulations, including those relating to the handling, generation, emission, discharge, treatment, storage and disposal of hazardous and non-hazardous materials and wastes. In addition, the federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA", also known as "Superfund") authorizes the federal and state governments and private parties to take action with respect to releases and threatened releases of hazardous substances and provides a cause of action to recover the response costs from certain statutorily responsible parties. The federal government may also order responsible parties to take remedial action directly. Liability under CERCLA may be joint and several among responsible parties.

     From time to time, the Company is, in the normal course of its business, engaged in administrative proceedings with governmental agencies and legal proceedings with governmental agencies and other third parties, including litigation under CERCLA, regarding environmental matters. The Company believes that adequate reserves have been established for all currently pending environmental administrative or legal proceedings, and does not expect that these environmental matters will have a material effect on the financial condition and liquidity or results of operations of the Company, including any utilization of existing reserves.

PROPERTIES

     The Company maintains its corporate headquarters in East Aurora, New York and conducts its principal manufacturing and distribution operations at the following facilities:

                                                                                      OWNED
                                                                           SQUARE       OR
                 LOCATION                         UTILIZATION             FOOTAGE     LEASED
    -----------------------------------  -----------------------------    --------    ------
    East Aurora, NY....................  Headquarters & Manufacturing      555,515    Owned
    East Aurora, NY....................  Headquarters & Manufacturing      241,182    Leased(1)
    Torrance, CA.......................  Manufacturing                     200,010    Owned
    Torrance, CA.......................  Sales                                 800    Leased
    Torrance, CA.......................  Storage                             5,355    Leased
    Baguio City, Philippines...........  Manufacturing                      63,777    Owned
    Boblingen, Germany.................  Manufacturing                     124,235    Leased
    Malnate, Italy.....................  Sales                              15,480    Owned
    Tewkesbury, England................  Manufacturing                       4,500    Owned
    Tewkesbury, England................  Manufacturing                      95,000    Leased
    Askim, Sweden......................  Sales                               4,515    Leased
    Espoo, Finland.....................  Sales                               1,400    Leased
    Rungis, France.....................  Sales                              20,772    Leased
    Shatin, Hong Kong..................  Sales                               2,187    Leased
    Hiratsuka, Japan...................  Manufacturing                      67,911    Owned
    Sao Paulo, Brazil..................  Sales                              12,912    Leased
    Mulgrave, Australia................  Sales                               7,500    Owned
    Mulgrave, Australia................  Sales                               1,000    Leased
    Ringaskiddy, Ireland...............  Manufacturing                      27,750    Owned
    Kyunggi-do, Korea..................  Sales                               7,047    Owned
    Birkerod, Denmark..................  Manufacturing                      30,100    Leased
    Bangalore, India...................  Manufacturing                      31,299    Owned
    Science Park, Singapore............  Sales                               2,091    Leased

---------------
(1) Includes 53,992 square feet under capital lease arrangements.

     The Company believes that its properties have been adequately maintained, and are in generally good condition. The Company plans to add approximately 94,500 square feet and 30,000 square feet of manufacturing capacity at its East Aurora, New York and Baguio City, Philippines locations, respectively. After completion of such expansion, the Company believes that its existing facilities will provide sufficient production capacity for its needs in the foreseeable future. Upon the expiration of its current leases, the Company believes that it will be able to either secure renewal terms or enter into leases for alternative locations at market terms.

                                   MANAGEMENT

     The following table sets forth the names and ages of the Company's directors and executive officers, together with their business experience during the last five years and offices currently held with the Company.


             NAME               AGE                           POSITION
------------------------------  ---   --------------------------------------------------------
Robert T. Brady...............  57    Chairman of the Board; President; Chief Executive
                                      Officer; Director; Member, Executive Committee
Robert R. Banta...............  55    Executive Vice President; Chief Financial Officer;
                                      Director; Assistant Secretary; Member, Executive
                                      Committee
Richard A. Aubrecht...........  53    Vice Chairman of the Board; Vice President -- Strategy
                                      and Technology; Director; Member, Executive Committee
Joe C. Green..................  56    Executive Vice President; Chief Administrative Officer;
                                      Director; Member, Executive Committee
Philip H. Hubbell.............  58    Vice President -- Contracts and Pricing
Stephen A. Huckvale...........  48    Vice President
Robert H. Maskrey.............  56    Vice President; Director nominee
Richard C. Sherrill...........  59    Vice President
William P. Burke..............  62    Treasurer, Assistant Secretary
John B. Drenning..............  60    Secretary
Donald R. Fishback............  41    Controller
John D. Hendrick..............  59    Director
Kraig H. Kayser...............  37    Director nominee
Kenneth J. McIlraith..........  70    Director
Albert F. Myers...............  51    Director
Peter P. Poth.................  68    Director
Arthur S. Wolcott.............  72    Director


     Mr. Robert T. Brady has been with the Company since 1966. In 1976, Mr. Brady became Vice President and General Manager of the Aerospace Division, and subsequently President of the Aerospace Group in 1981. In 1988, Mr. Brady was elected President and CEO, and in 1996, he was elected Chairman of the Board. Prior to joining the Company in 1966, Mr. Brady served as an officer in the U.S. Navy. Mr. Brady received his B.S. in Mechanical Engineering from Massachusetts Institute of Technology and his M.B.A. from the Harvard Business School.

     Mr. Robert R. Banta began his career at the Company in 1983 as Vice President of Finance, and was named to his present position in 1988. Prior to joining the Company, Mr. Banta was Executive Vice President of Corporate Banking for M&T Bank. Mr. Banta received his B.S. from Rutgers University and holds an M.B.A. from the Wharton School of Finance and Commerce of the University of Pennsylvania.

     Dr. Richard A. Aubrecht began his career at the Company in 1969. Dr. Aubrecht worked in various engineering and manufacturing capacities, including two years at the Company's German subsidiary, before leaving the Company in 1976 to work for American Hospital Supply. In 1979, he rejoined the Company as Administrative Vice President and Secretary. In 1988, Dr. Aubrecht became Chairman of the Board, and in 1996 was elected Vice Chairman of the Board and Vice President of Strategy and Technology. Dr. Aubrecht studied at the Sibley School of Mechanical Engineering at Cornell University from 1962 to 1969 where he earned B.S., M.S. and Ph.D. Degrees.

     Mr. Joe C. Green began his career at the Company in 1966. In 1973, Mr. Green was named Vice President -- Human Resources, and was subsequently elected to his current position in 1988. Before joining the Company, Mr. Green worked for the General Motors Institute and served as a Captain in the U.S. Army.

Mr. Green received his B.S. from Alfred University in 1962 and completed graduate study in Industrial Psychology at Heidelberg University in Germany.

     Mr. Philip H. Hubbell began his career at the Company in 1965 as Controller of the Hydra-Point Division. In 1968, he became Controller of the Aerospace/Industrial Groups. In 1978, Mr. Hubbell was made a Group Vice President, and was appointed Vice President -- Contracts and Pricing in 1988. Mr. Hubbell received his B.A. from Duke University.

     Dr. Stephen A. Huckvale, Vice President, began his career with the Company in 1980 as Moog Controls Ltd.'s Engineering Manager. In 1986, Dr. Huckvale became General Manager of the Pacific Group, and Vice President in 1990. In 1995, Dr. Huckvale became Vice President -- Moog International. Prior to joining the Company, Dr. Huckvale worked for Plesy Hydraulics and the Atkins Research and Development Center. Dr. Huckvale received his Doctorate in Mechanical Engineering from the University of Bath in England and is currently responsible for the International Industrial Controls Business.

     Mr. Robert H. Maskrey has been with the Company since 1964. He served in a variety of engineering capacities through 1976. From 1976 until 1981, Mr. Maskrey was Chief Engineer for the Electronics & Systems Division. In 1981, Mr. Maskrey joined the Aircraft Controls Division, of which he became General Manager and concurrently a Vice President of the Company in 1985. In 1989, Mr. Maskrey became General Manager for the Aircraft Controls Group. Mr. Maskrey has been nominated to serve as a Director of the Company commencing in February 1998. Mr. Maskrey received his M.S. in Mechanical Engineering from Massachusetts Institute of Technology.

     Mr. Richard C. Sherrill began his career at the Company in 1974 as Materials Manager for the Industrial Controls Group, and became Manufacturing Manager for the Industrial Division in 1976. In 1977, he became Operations Manager for the Aerospace Division, and in 1985, General Manager of the Space Products Division. In 1989, Mr. Sherrill became General Manager for the Systems Group and, in 1991, a Vice President of the Company. Mr. Sherrill received his undergraduate degree in Industrial Administration from Yale University and his M.B.A. from the Harvard Business School.

     Mr. William P. Burke joined the Company in 1985. Prior to becoming Treasurer at the Company, Mr. Burke was an Administrative Vice President of M&T Bank. Mr. Burke received his B.S. in Civil Engineering and his M.B.A. from Cornell University.

     Mr. John B. Drenning became Moog's Secretary in 1988. He received his law degree from Cornell University and is a Partner in the Buffalo, New York law firm of Phillips, Lytle, Hitchcock, Blaine & Huber LLP.

     Mr. Donald R. Fishback began his career with the Company in 1981. After working as an Internal Auditor and as a Divisional Financial Manager, Mr. Fishback became Controller in 1985. Prior to joining the Company, Mr. Fishback worked for Deloitte, Haskins and Sells. He is a certified public accountant and holds a B.A. in Business from Westminster College and an M.B.A. from the State University of New York at Buffalo.

     Mr. John D. Hendrick was elected a Director of Moog in 1994. Mr. Hendrick is President and Director of Okuma America Corp. in Charlotte, North Carolina. Prior to joining Okuma, Mr. Hendrick served in the capacity of Vice President for both American Tool and Mitsui Tool Machine. He holds degrees from the University of Pittsburgh and Carnegie Mellon University.

     Mr. Kraig H. Kayser has been nominated to serve as a Director of the Company commencing in February 1998. Mr. Kayser has been President and Chief Executive Officer of Seneca Foods Corporation since 1993. Prior to joining Seneca Foods Corporation in 1991, Mr. Kayser was a Vice President of J.P. Morgan Investment Management. He received his B.A. from Hamilton College and M.B.A. from Cornell University.

     Mr. Kenneth J. McIlraith was elected a Director of Moog in 1976. He retired in 1988 from the Bank of New England where he served as Vice Chairman. Previously, Mr. McIlraith was Chief Executive Officer and President of Conifer Group. He received his B.S. and M.B.A. from the Wharton School of Finance and Commerce of the University of Pennsylvania.

     Mr. Albert F. Myers was elected a Director of Moog in 1997. He is Corporate Vice President and Treasurer of Northrop Grumman Corporation. Formerly Chief of the Controls Branch at NASA's Dryden Flight Research Center, Mr. Myers joined Northrop in 1981. He received his B.S. and M.S. degrees in mechanical engineering from the University of Idaho. In addition, he completed a Sloan Fellowship at Massachusetts Institute of Technology where he received an M.S. in industrial management.

     Mr. Peter P. Poth was elected a Director of Moog in 1984. Mr. Poth was Vice Chairman of Delaware North Companies, Incorporated until he retired in December 1992, and previously held several other positions with that company including President and Executive Vice President. Prior to joining Delaware North Companies, Mr. Poth was a Managing Partner in the accounting firm of Peat Marwick Main & Co. of Buffalo, New York, now KPMG Peat Marwick LLP.

     Mr. Arthur S. Wolcott was elected a Director of Moog in 1977. Mr. Wolcott is Chairman of Seneca Foods Corporation in Pittsford, New York, the company he founded in 1949. Mr. Wolcott received his B.A. from Cornell University. Mr. Wolcott's current term expires in 1998 and, in accordance with the Company's retirement policy for Directors, will not stand for re-election.

                              CERTAIN TRANSACTIONS

     The law firm of Phillips, Lytle, Hitchcock, Blaine & Huber LLP, Buffalo, New York, has represented and is currently representing the Company in connection with the Offering and several other matters. John B. Drenning, Secretary of the Company, is a partner in Phillips, Lytle, Hitchcock, Blaine & Huber LLP.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth information with respect to the beneficial ownership of certain securities as of December 26, 1997 by (i) each person known to the Company to beneficially own more than 5% of either class of the Company's voting securities, (ii) each of the Company's directors and certain executive officers, and (iii) all directors and executive officers of the Company as a group. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned.



                                                            CLASS A                     CLASS B
                                                         COMMON STOCK               COMMON STOCK(1)
                                                    -----------------------     -----------------------
                                                    AMOUNT AND                  AMOUNT AND
                                                    NATURE OF                   NATURE OF
               NAME AND ADDRESS OF                  BENEFICIAL     PERCENT      BENEFICIAL     PERCENT
                 BENEFICIAL OWNER                   OWNERSHIP      OF CLASS     OWNERSHIP      OF CLASS
--------------------------------------------------  ----------     --------     ----------     --------
Moog Inc. Savings and Stock Ownership
  Plan Trust(2)...................................    148,104         2.7%        514,311        32.1%
  c/o Moog Inc.
  Jamison Rd.
  East Aurora, NY 14052
Moog Inc. Retirement Plan Trust(3)................    304,155         5.6         296,603        18.5
  c/o Moog Inc.
  Jamison Rd.
  East Aurora, NY 14052
Moog Family Agreement as to Voting(4).............    144,288         2.6         270,988        16.9
  c/o Moog Inc.
  Jamison Rd.
  East Aurora, NY 14052
U.S. Bancorp......................................    582,900        10.6               0           0
  111 S.W. Fifth Street
  Portland, OR 97208
Gabelli Funds, Inc. et al.........................    419,200         7.6               0           0
  One Corporate Center
  Rye, NY 10580
David L. Babson & Co., Inc........................    426,900         7.8               0           0
  One Memorial Drive
  Cambridge, MA 02142
Montgomery Asset Management L.P...................    389,900         7.1               0           0
  101 California St.
  San Francisco, CA 94111



                                   CLASS A                     CLASS B                    SERIES B
                                COMMON STOCK               COMMON STOCK(1)             PREFERRED STOCK
                           -----------------------     -----------------------     -----------------------
                           AMOUNT AND                  AMOUNT AND                  AMOUNT AND
                           NATURE OF                   NATURE OF                   NATURE OF
   NAME AND ADDRESS OF     BENEFICIAL     PERCENT      BENEFICIAL     PERCENT      BENEFICIAL     PERCENT
    BENEFICIAL OWNER       OWNERSHIP      OF CLASS     OWNERSHIP      OF CLASS     OWNERSHIP      OF CLASS
-------------------------  ----------     --------     ----------     --------     ----------     --------
Richard A. Aubrecht(5)...     42,493           *          24,980         1.5%        17,222         18.2%
Robert R. Banta..........        100           *          17,000         1.1         11,111         11.7
Robert T. Brady(6).......     53,636         1.0%         29,792         1.9         11,111         11.7
Joe C. Green.............     40,857           *          19,967         1.2         11,111         11.7
Robert H. Maskrey........     41,235           *          20,475         1.3         13,111         13.8
John D. Hendrick.........          0           0           1,000           *              0            0
Kraig H. Kayser(7).......        100           *               0           0              0            0
Kenneth J. McIlraith.....      6,000           *           8,304           *              0            0
Albert E. Myers..........          0           0               0           0              0            0
Peter P. Poth............          0           0           3,614           *              0            0

                                   CLASS A                     CLASS B                    SERIES B
                                COMMON STOCK               COMMON STOCK(1)             PREFERRED STOCK
                           -----------------------     -----------------------     -----------------------
                           AMOUNT AND                  AMOUNT AND                  AMOUNT AND
                           NATURE OF                   NATURE OF                   NATURE OF
   NAME AND ADDRESS OF     BENEFICIAL     PERCENT      BENEFICIAL     PERCENT      BENEFICIAL     PERCENT
    BENEFICIAL OWNER       OWNERSHIP      OF CLASS     OWNERSHIP      OF CLASS     OWNERSHIP      OF CLASS
-------------------------  ----------     --------     ----------     --------     ----------     --------
Arthur S.
  Wolcott(7)(8)..........     26,085           *          17,184         1.1%             0            0%
All directors and
  executive officers as a
  group (17
  persons)(9)............    286,023         5.0%        165,534         9.9         83,771         88.3


---------------
  * Does not exceed one percent of the class.
(1) Shares of Class B Common Stock are convertible into shares of Class A Common Stock on a share-for-share basis.

(2) Of the shares shown as beneficially owned in the table, 36 unallocated shares of Class A Common Stock and 35,120 unallocated shares of Class B Common Stock held are voted by the Trustee, Marine Midland Bank, Buffalo, New York, as directed by the Investment Committee under the Company's Savings and Stock Ownership Plan. An additional 148,068 shares of Class A Common Stock and 479,191 shares of Class B Common Stock allocated to individual participants under the Plan are voted by the Trustee as directed by such participants to whom such shares are allocated. Any allocated shares as to which voting instructions are not received are voted by the Trustee as directed by the Investment Committee. As of September 30, 1997, 18,345 of the allocated shares of Class B Common Stock and 2,680 of the allocated shares of Class A Common Stock belong to officers and are included in the share totals for all directors and executive officers as a group.


(3) Shares held are voted by the Trustee, Manufacturers and Traders Trust Company, Buffalo, New York, as directed by the Moog Inc. Retirement Plan Committee. Upon completion of the Moog Inc. Retirement Plan Trust's sale of 300,000 shares of Class A Common Stock in the Offering, it will own less than 1% of the outstanding Class A Common Stock.


(4) Does not include options to acquire 40,500 shares of Class A Common Stock and 17,000 shares of Class B Common Stock. See "-- Moog Family Agreement as to Voting" for an explanation as to how the shares shown in the table as beneficially owned are voted.


(5) Nancy Moog Aubrecht, wife of Richard A. Aubrecht, is the beneficial owner of 29,569 shares of Class A Common Stock and 39,658 shares of Class B Common Stock, which are not included.


(6) Not included are 200 shares of Class A Common Stock owned by the spouse of Robert T. Brady and 1,000 shares of Class A Common Stock and 3,600 shares of Class B Common Stock owned by her as custodian for their children.


(7) Does not include (i) 99,900 shares of Class A Common Stock and 20,300 shares of Class B Common Stock held by the Seneca Foods Corporation Employees' Pension Benefit Plan Trust under which Mr. Wolcott and Mr. Kayser are two of three trustees as well as two of a number of beneficiaries, (ii) 89,700 shares of Class A Common Stock beneficially owned by the Seneca Foods Foundation, of which Mr. Wolcott is Chairman and a director and Mr. Kayser is a director, and (iii) 55,900 shares of Class B Common Stock held by the Seneca Foods Corporation, of which Mr. Wolcott is Chairman and a director and a major shareholder and Mr. Kayser is President and Chief Executive Officer.


(8) Does not include 50 shares of Class A Common Stock held by Mr. Wolcott's wife.


(9) Includes 205,300 shares of Class A Common Stock and 68,000 shares of Class B Common Stock subject to currently exercisable options. Officers and directors of the Company have entered into an agreement among themselves and with the Company's Savings and Stock Ownership Plan (the "SSOP"), the Employees' Retirement Plan and the Company, which provides that prior to selling shares of Class B Common Stock obtained through exercise of a nonstatutory option, the remaining officers and directors, the SSOP, the Employees' Retirement Plan and the Company have a right of first refusal to purchase the shares being sold. Does not include (i) shares held by spouses, or as custodian or trustee for minors, as to which beneficial interest has been disclaimed, (ii) shares held under the Moog Family Agreement as to Voting described herein, or (iii) shares of Series B Preferred Stock owned by certain officers of the

    Company. Each share of Series B Preferred Stock, which has one vote per share on matters as to which the class is entitled to vote, is convertible into .08585 Class A share. Under an agreement dated October 15, 1988, and amended July 20, 1992 and September 1, 1996, the nine holders of the Series B Preferred Stock appointed as proxies Vice Presidents Richard C. Sherrill and Robert H. Maskrey, who will vote all shares of such stock as determined by a majority of such shares.

MOOG FAMILY AGREEMENT AS TO VOTING

     The Moog Family Agreement as to Voting is an agreement among the following relatives of the late Jane B. Moog: her children, Constance Moog Silliman, Nancy Moog Aubrecht, Douglas B. Moog and Susan L. Moog; her adult grandchildren; her son-in-law, Richard A. Aubrecht; her daughter-in-law, Jeanne M. Moog; and Albert
K. Hill, former counsel to the Company.

     The agreement relates to all shares of Common Stock and Class B Common Stock, exclusive of currently exercisable options, presently 144,288 shares of Common Stock and 270,988 shares of Class B Common Stock, owned of record or beneficially by each of the parties to the agreement other than Mr. Hill. Mr. Hill's shares are not covered by the agreement.

     Each of the parties granted an irrevocable proxy, representing that person's shares of stock, to a committee which is required to take any action and cause all shares subject to the agreement to be voted as may be determined by any four of its members. Richard A. Aubrecht, Constance Moog Silliman, Jeanne
M. Moog, Douglas B. Moog, Susan L. Moog and Albert K. Hill currently constitute this committee.

     The agreement restricts the ability of any party to remove shares of stock from its provisions, to transfer shares or to convert Class B shares to Class A shares, and further provides that each of the committee members may appoint a successor from among the relatives who are subject to the agreement. The agreement continues in force until December 31, 2015, unless certain specified contingencies occur prior to that date.

OFFICERS' SERIES B PREFERRED STOCK AGREEMENT

     The Officers' Series B Preferred Stock Agreement is an agreement among eight officers and a former officer of the Company who collectively own all of the outstanding Series B Preferred Stock. The agreement provides that with respect to any matter on which the Series B Preferred Stock is entitled to vote, all shares covered by the agreement will be voted in a manner determined by a majority of such shares. The Series B Preferred Stock is entitled to vote as a class on certain takeover transactions.

                          DESCRIPTION OF CAPITAL STOCK


     The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, $1.00 par value, 10,000,000 shares of Class B Common Stock, $1.00 par value and 10,000,000 shares of Preferred Stock, $1.00 par value. The following statements with respect to the Company's capital stock are subject to the detailed provisions of the Company's certificate of incorporation, as amended (the "Certificate of Incorporation"), and the by-laws, as amended (the "By-Laws"). These statements do not purport to be complete and are qualified in their entirety by reference to the terms of the Certificate of Incorporation, which is an exhibit to the Registration Statement of which this Prospectus constitutes a part and is incorporated by reference in this Prospectus.


COMMON STOCK

     The Common Stock and the Class B Common Stock share equally in the earnings of the Company and are identical in all respects, except as described herein.

     Voting Rights. Except for the election or removal of Directors as described below and except for class votes as required by law, holders of both classes of common stock vote as a single class on all matters. The holders of Common Stock have limited voting rights with each share of Common Stock being entitled to one-tenth of a vote on most matters. Each share of Class B Common Stock is entitled to one vote. Holders of Class B Common Stock will have approximately 69% of the combined voting power of both classes of common stock after the Offering.

     Holders of Common Stock are entitled to elect at least 25% of the Board of Directors (rounded up to the nearest whole number) with the holders of Class B Common Stock entitled to elect the balance of the directors. Currently, the holders of Common Stock elect three directors and the holders of Class B Common Stock elect six directors. Directors elected by the holders of Common Stock and directors elected by the holders of Class B Common Stock serve for the same length of time and have the same powers.


     After the sale of the Common Stock in the Offering, the outstanding shares of that class will constitute 81.8% of the total number of both classes outstanding. If the number of outstanding shares of Common Stock should become less than 10% of the aggregate number of issued and outstanding shares of both classes of common stock, the holders of Common Stock would not have the right to elect 25% of the Board of Directors. Directors would then be elected by all stockholders voting as one class, except that holders of Common Stock would have a one-tenth vote per share and holders of Class B Common Stock would have one vote per share.



     As of December 26, 1997, 74.9% of the Class B Common Stock and 15.5% of the Common Stock (including, in each case, shares under currently exercisable options) was held in the aggregate by affiliates of the Company including the Moog Inc. Savings and Stock Ownership Trust Plan, the Moog Inc. Retirement Trust Plan, The Moog Family Agreement as to Voting and certain officers and directors of the Company. Accordingly, these persons as a group possess the voting power to elect a majority of the Board of Directors of the Company and to effectively control the business policies of the Company. The concentration of ownership among affiliates of the Company could also have the effect of discouraging a takeover or other transaction in which the holders of Common Stock might receive a premium for their shares over the then prevailing market price.


     Dividends and Stock Splits. Cash dividends may be paid on Common Stock without paying a cash dividend on Class B Common Stock and no cash dividend may be paid on Class B Common Stock unless at least an equal cash dividend is paid on Common Stock. Payment of cash dividends is restricted by the Bank Credit Facility and the 10% Senior Subordinated Notes.

     Dividends paid in shares of Common Stock or Class B Common Stock may be paid only as follows: (i) shares of Common Stock may be paid to holders of shares of Common Stock or, if there is no Common Stock outstanding, to holders of Class B Common Stock, and shares of Class B Common Stock may be paid to holders of Class B Common Stock; and (ii) the same number of shares shall be paid in respect of each outstanding share of Common Stock and Class B Common Stock.

     The Company may not subdivide or combine shares of either class of common stock without at the same time proportionally subdividing or combining shares of the other class.

     Conversion. At the option of the holder of Class B Common Stock, each share is convertible at any time into Common Stock on a one-for-one basis.


     Other Rights. Shareholders of the Company have no preemptive or other rights to subscribe for additional shares. On liquidation, dissolution or winding up of the Company, all holders of common stock, regardless of class, are entitled to share ratably in all assets available for distribution to holders of common stock. No shares of either class of common stock are subject to redemption. All outstanding shares are and all shares offered hereby will be when sold, fully paid and nonassessable.


PREFERRED STOCK

     The Company is authorized to issue up to 10,000,000 shares of preferred stock and has one class, Series B 9% Cumulative, Convertible, Exchangeable Preferred Stock, $1.00 par value, outstanding. The Series B Preferred Stock consists of 100,000 issued shares and 94,883 outstanding shares. Each share of Series B Preferred Stock is convertible into Common Stock (.08585 shares of Common Stock per share of Series B Preferred Stock). The Series B Preferred Stock is, pursuant to the Company's Certificate of Incorporation, entitled to vote on any proposal for the termination of the Company's existence by reason of dissolution, liquidation, sale or mortgage of a substantial part of the Company's assets, or a merger, consolidation or similar business combination. Pursuant to the New York Business Corporation Law, the Series B Preferred Stock is entitled to vote as a class on certain takeover transactions.

     The Board of Directors may authorize, without further shareholder action, the issuance of additional Preferred Stock which ranks senior to both classes of common stock of the Company with respect to the payment of dividends and the distribution of assets on liquidation. The Preferred Stock, when issued, would have such designations relative to voting and conversion rights, preferences, privileges and limitations as determined by the Board of Directors.

LIMITATIONS ON ABILITY TO CHANGE CONTROL


     The relative voting rights of the Common Stock and the Class B Common Stock, the concentration of ownership of Class B Common Stock among affiliates of the Company, the existence of the Series B Preferred Stock, and the possible issuance of additional Preferred Stock could have the effect of discouraging a takeover or other transaction in which the holders of Common Stock might receive a premium for their shares over the then prevailing market price or which such holders might believe to be in their best interest. The New York Business Corporation Law imposes certain restrictions and procedures with respect to the acquisition of certain levels of share ownership and business combinations. In addition, a change in control of the Company would be an event of default under the Company's Bank Credit Facility and would require the Company to offer to purchase the 10% Senior Subordinated Notes at a premium. These provisions of the New York Business Corporation Law, the Bank Credit Facility and the 10% Senior Subordinated Notes could also have the effect of delaying or preventing a change of control of the Company even if such change were in the shareholders' interest.


                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, and assuming no exercise of the Underwriters' over-allotment option, there will be 7,188,765 shares of Common Stock outstanding and 1,603,086 shares of Class B Common Stock outstanding. Options to purchase 252,600 shares of Common Stock and 68,000 shares of Class B Common Stock are currently outstanding and exercisable under the Company's 1983 Incentive Stock Option Plan and the 1983 Non-Statutory Stock Option Plan, respectively. In addition, the Company's Board of Directors has approved the adoption of the Moog Inc. 1998 Stock Option Plan which, subject to approval by the Company's shareholders, will permit over the ten year term of the plan the issuance of options to acquire up to 600,000 shares of Common Stock.

     No predictions can be made as to the effect, if any, that future shares of Common Stock or Class B Common Stock, or the availability of share of Common Stock for future sales will have on the market price of the shares of Common Stock and Class B Common Stock prevailing from time to time after the Offering. Sales of substantial amounts of Common Stock and Class B Common Stock, or the perception that sales could occur, could adversely affect prevailing market prices for the Common Stock and Class B Common Stock.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

BANK CREDIT FACILITY


     The Company has the Bank Credit Facility available to fund acquisitions and working capital. The Bank Credit Facility is comprised of a $135.0 million revolving credit facility and a term loan in the original principal amount of $30.0 million, with an outstanding principal balance of $22.5 million as of December 26, 1997. The term loan is repayable in quarterly payments ending July 1, 2001. The revolving credit facility terminates and is repayable in full on October 1, 2000. Interest accrues on borrowings outstanding under the Bank Credit Facility at the Company's option at either (i) the agent bank's prime lending rate plus a margin (up to 0.50%) that varies depending on the consolidated liabilities to net worth ratio of the Company, or (ii) LIBOR plus a margin that varies from 1.75% to 1.00% depending on the consolidated liabilities to net worth ratio of the Company. As of December 26, 1997, the interest rate on borrowings under the Bank Credit Facility was LIBOR plus 1.75%. To provide protection against interest rate increases, the Company entered into four separate interest rate swap agreements of $20 million each, effectively converting $80 million outstanding under the Bank Credit Facility into a fixed rate of approximately 8.08%. Of the $80 million total, $40 million matures by March 1998, with the balance maturing by September 1998.


     The Bank Credit Facility is secured by a first priority security interest in the Company's and its domestic subsidiaries' assets and a pledge of stock of all the Company's domestic and foreign subsidiaries.

     The Bank Credit Facility contains customary covenants including, among others, restrictions on the incurrence of debt, encumbrances on or sales of assets, payment of cash dividends, making of investments, transactions with affiliates, dividends, mergers and acquisitions and annual limits on capital expenditures.

     Financial covenants include the maintenance of (i) a ratio of (A) indebtedness of the Company and its subsidiaries arising from the borrowing of any money or deferral or payment of the purchase price of an asset excluding the 10% Senior Subordinated Notes to (B) the Company's consolidated tangible net worth plus the outstanding principal balance of the 10% Senior Subordinated Notes (called "Senior Debt to Net Capital Base Ratio") not exceeding 102% for any fiscal quarter ending on or before September 30, 1998, and 80% for any fiscal quarter ending thereafter, (ii) a minimum EBITDA equal to (A) 250% of the required interest payments on all indebtedness of the Company and its subsidiaries for the year ending September 30, 1997, and (B) 275% for each fiscal year thereafter, and (iii) the sum of (A) EBITDA for each fiscal year plus (B) the difference between the revolving loan maximum principal amount and the total outstanding revolving loans as of the last day of such fiscal year plus (C) the amount of cash or cash equivalents as of such day, so that such sum is at least 200% of the sum of (W) required principal and interest payments on all indebtedness during such fiscal year (other than principal payments of revolving loans) plus (X) income taxes paid during such fiscal year plus (Y) all capital expenditures during such fiscal year plus (Z) certain distributions made during such fiscal year. The Bank Credit Facility provides that certain changes in control of the Company or any of its subsidiaries constitute events of default.

10% SENIOR SUBORDINATED NOTES

     The 10% Senior Subordinated Notes are unsecured senior subordinated obligations of the Company, in the aggregate principal amount of $120,000,000 maturing on May 1, 2006. There are no sinking fund payments on the 10% Senior Subordinated Notes.

     The 10% Senior Subordinated Notes bear interest at 10% per annum, payable semi-annually.

     The Indenture pursuant to which the 10% Senior Subordinated Notes were issued contains customary covenants including, among others, limitations on the incurrence of additional indebtedness unless the Company's consolidated interest coverage ratio after incurring such indebtedness would be greater than 2.0 to 1 until May 10, 2000 or 2.25 to 1 thereafter, or unless the indebtedness to be incurred falls with certain categories of permitted indebtedness which include indebtedness under the Bank Credit Facility and a $20 million unrestricted basket; limitations on certain restricted payments such as dividends, redemptions, optional repayments of indebtedness, and investments, which, however, can be made by the Company if the payments fall within certain permitted exceptions or if they satisfy a test which includes a cap established by formula; limitations on the issuance of capital stock of subsidiaries and indebtedness of subsidiaries; limitations on transactions with shareholders and affiliates; and limitations on assets sales and mergers. In addition, the Company must offer to purchase all of the 10% Senior Subordinated Notes upon the occurrence of certain changes of control, at a price equal to 101% of the principal amount thereof plus accrued interest to the date of purchase.

                                  UNDERWRITERS

     Under the terms and subject to the conditions in the Underwriting Agreement dated the date of this Prospectus (the "Underwriting Agreement"), the Company and the Selling Stockholder have agreed to sell 1,700,000 and 300,000 shares, respectively, of the Company's Common Stock, and the Underwriters named below, for whom Morgan Stanley & Co. Incorporated and Cowen & Company are serving as Representatives, have severally agreed to purchase the respective number of shares of Common Stock set forth opposite their names below:

                                                                             NUMBER
                                                                               OF
                                       NAME                                  SHARES
        ------------------------------------------------------------------  ---------
          Morgan Stanley & Co. Incorporated...............................
          Cowen & Company.................................................

                                                                            ---------
                  Total...................................................  2,000,000
                                                                            =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered (other than those covered by the Underwriters' over-allotment option described below) if any such shares are taken.

     The Underwriters initially propose to offer part of the Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price which represents a concession not
in excess of $          per share under the public offering price. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $          per share to other Underwriters or to certain dealers. After the initial offering of the Common Stock, the offering price and other selling terms may from time to time be varied by the Underwriters.

     Pursuant to the Underwriting Agreement, the Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 300,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the Underwriters hereby.

     The Company, the Selling Stockholder and certain directors and officers of the Company have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, they will not during the period ending 90 days after the date of this Prospectus (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer, or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or
(ii) above is to be settled by delivery of the Common Stock or such other securities, in cash or otherwise, except under certain limited circumstances. Notwithstanding the foregoing, nothing shall prevent each director and officer
of the Company from pledging up to        shares of Common Stock during the
90-day restricted period described above.

     In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the Offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing shares of Common Stock in the Offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     Certain Underwriters from time to time perform various investment banking services for the Company, for which such Underwriters receive compensation.

     The Company, the Selling Stockholder and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Offering are being passed upon for the Company by Phillips, Lytle, Hitchcock, Blaine & Huber LLP, Buffalo, New York. John B. Drenning, Secretary of the Company, is a partner in Phillips, Lytle, Hitchcock, Blaine & Huber LLP and a shareholder of the Company. Shearman & Sterling, New York, New York, has acted as counsel to the Underwriters.

                              INDEPENDENT AUDITORS

     The consolidated financial statements and schedule of Moog Inc. as of September 27, 1997 and September 30, 1996, and for each of the years in the three-year period ended September 27, 1997, have been included herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, Coopers & Lybrand, independent chartered accountants, and Coopers & Lybrand GmbH, Wirtschaftspruefungsgesellschaft, included herein, and upon the authority of said firms as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The following documents previously filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus:
(i) Annual Report on Form 10-K for the year ended September 27, 1997, and (ii) Current Report on Form 8-K dated December 17, 1997.


     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of all Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. The Company will provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, at the request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits thereto, unless such exhibits are specifically incorporated by reference into such documents). Written requests for such copies should be directed to William P. Burke, Treasurer, Moog Inc., East Aurora, New York 14052, (716) 652-2000.

     Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded.

                             AVAILABLE INFORMATION


     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates upon request from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Electronic filings made through the Commission's EDGAR system are publicly available at the Commission's Website (http://www.sec.gov). Copies of such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the American Stock Exchange at 86 Trinity Place, New York, New York 10006.

                         GLOSSARY OF SIGNIFICANT TERMS

     "Aerospace" or "Aerospace Controls" means the Company's business related to Aircraft Controls together with its business related to Satellites and Launch Vehicles.

     "Aftermarket" means the international market for the sale of spares, parts and repair services to Aerospace and Industrial Controls customers.

     "Airbus" means Airbus Industries.

     "Aircraft Controls" means the Company's business related to Military Aircraft and Commercial Aircraft.

     "AlliedSignal" means AlliedSignal Inc.

     "Ariane V" means a launch vehicle of the European Space Agency.

     "Asian-Pacific" means the geographic territory including Japan, China, Singapore, Hong Kong, Taiwan, South Korea and neighboring countries in Southeast Asia and Australia.

     "Atlas" means a launch vehicle currently produced by Lockheed Martin.

     "Bank Credit Facility" means the Company's U.S. revolving credit facility and its term loan facility. All revolving borrowings under the Bank Credit Facility will mature on October 1, 2000 and all term borrowings thereunder will be repaid in quarterly installments ending on July 1, 2001.

     "Battenfeld" means Battenfeld Foliantechnik GmbH of Troisdorf, Germany.

     "Bell-Boeing" means a joint venture between Textron, Inc. and Boeing Helicopters which produces the V-22 Osprey tiltrotor aircraft.

     "Blackhawk" means the U.S. military's major combat and troop transport helicopter built by Sikorsky which is also sold to the governments of Turkey, Japan, South Korea, Australia and Saudi Arabia.

     "Boeing" means the Boeing Corporation.

     "Boeing Helicopters" means a division of Boeing.

     "Bosch" means Robert Bosch GmbH.

     "CAD/CAM" means computer aided design/computer assisted manufacturing.

     "Canadair" means Bombardier Inc. Canadair, a division of Bombardier Inc.

     "Celestri" means a satellite network consisting of 64 satellites currently in the planning and development stage by Motorola Inc.

     "Centaur" means the upper stage of the Atlas launch vehicle.

     "CERCLA", also commonly referred to as "Superfund", means the Federal Comprehensive Environmental Response, Compensation and Liability Act.

     "Cessna" means Cessna Aircraft Co.

     "Citation X" means a regional jet aircraft produced by Cessna.

     "CNC" means computer numerically controlled.

     "Commercial Aircraft" means the Company's business related to commercial aircraft controls.

     "Commission" means the U.S. Securities and Exchange Commission.

     "Common Stock" means the Class A Common Stock, par value $1.00, of the Company.

     "Delta" means a family of launch vehicles currently produced or in development by Boeing.

     "DoD" means the United States Department of Defense.

     "Domestic Controls" means one of the Company's two segments of operation primarily related to North American markets.

     "EBITDA" means earnings before interest, taxes, depreciation and amortization.


     "Electronics and Drives" means the Company's business related to the market for electronics and electric drive controls.


     "Entertainment Simulators" means a family of electromechanical motion bases developed by Moog for the entertainment industry.

     "E-Systems" means E-Systems Inc., a subsidiary of Raytheon Company.

     "Eurostar" means a series of satellites produced by Matra Marconi Space
Ltd.


     "Exchange Act" means the Securities Exchange Act of 1934, as amended.


     "F-2" means a fighter aircraft which is currently produced by Mitsubishi Heavy Industries in Japan. The F-2 was formerly called the FSX.

     "F-14 Tomcat" means the U.S. Navy's carrier-based fighter aircraft.

     "F-15 Eagle" means a military fighter aircraft produced by Boeing for use by the U.S. Air Force, Saudi Arabia, Israel and the United Arab Emirates.

     "F-16 Falcon" means a military fighter aircraft produced by Lockheed Martin primarily for foreign military sales.

     "F/A-18 C/D Hornet" means a military fighter/attack aircraft currently produced by Boeing which is used by U.S. Navy as its primary carrier-based fighter/attack aircraft.

     "F/A-18 E/F Super Hornet" means the new larger version of the Boeing F/A-18 military aircraft which is currently in the initial production phase and is moving toward full scale production.

     "F-22 Raptor" means a new military fighter aircraft developed by Lockheed Martin.

     "FASB" means the Financial Accounting Standards Board.

     "GEO" means geostationary earth orbit.

     "Globalstar" means the low earth orbit based digital telecommunications system that is currently in production by Globalstar Telecommunications Ltd. for phone, paging and facsimile services through a total of 48 satellites.

     "Gulfstream" means Gulfstream Aerospace Corporation.

     "HR Textron" means HR Textron, a subsidiary of Textron, Inc.


     "Hughes" or "Hughes Electronics" means a division of Raytheon Company.


     "IDF" means the Indigenous Defense Fighter, an F-16 derivative fighter aircraft produced by Lockheed Martin for sale to Taiwan.


     "Industrial" or "Industrial Controls" means the Company's business related to Electronics and Drives and Industrial Hydraulics.



     "Industrial Hydraulics" means the Company's business related to the market for industrial hydraulic controls.


     "International Controls" means one of the Company's two business segments of operations primarily related to the European and Asian-Pacific markets.

     "Iridium" means the Iridium Satellite System, a low earth orbit system that is currently in production by Motorola and is intended to provide a global wireless communication system through a total of 110 satellites.

     "JSF" means the Joint Strike Fighter to be produced by either Boeing or Lockheed Martin beginning in 2008.

     "Kistler K-1" means a new reusable launch vehicle being developed by Kistler Aerospace Corporation.

     "Launch Vehicles" means booster rockets used to place satellites into orbit.

     "Lear" means Lear Jet Inc.

     "LEO" means low earth orbit or medium earth orbit.

     "Light Combat Aircraft" means a fighter aircraft being developed for the Indian air force.

     "Lockheed Martin" means Lockheed Martin Corporation.


     "Loral" means Loral Space & Communications Ltd.


     "Maverick" means a tactical missile produced by Hughes.
          .

     "McDonnell Douglas" means the McDonnell Douglas Corporation, a wholly-owned subsidiary of Boeing.

     "Military Aircraft" means the Company's business related to the market for military aircraft controls.

     "Milstar" means a U.S. government military satellite program.

     "Moog" means Moog Inc.

     "Moog Family Agreement as to Voting" means an agreement by and among certain relatives of the late Jane B. Moog including: Constance Moog Silliman, Nancy Moog Aubrecht, Douglas B. Moog, Susan L. Moog, Richard A. Aubrecht, Jeanne
M. Moog and Albert K. Hill whereby each of the parties granted an irrevocable proxy representing all shares owned of record or beneficially by each of the parties, to a committee which is required to take any action and cause all shares subject to the agreement to be voted as may be determined by any four of its members.

     "NASA" means the National Aeronautics and Space Administration.

     "OEMs" means the Original Equipment Manufacturers.

     "Offering" means the offering of Common Stock by the Company and the Selling Stockholder.

     "Officers' Series B Preferred Stock Agreement" means the agreement among eight officers and one former officer of the Company who collectively own all of the outstanding Series B Preferred Stock in which, with respect to any matter on which Series B Preferred Stock is entitled to vote, all shares covered by the agreement will be voted in a manner determined by a majority of such shares.

     "Parker Hannifin" means Parker Hannifin Corporation.

     "Patriot" means the Patriot missile.

     "Preferred Stock" means the Company's preferred stock.

     "Rockwell" means Rockwell International Corp.

     "Satellites and Launch Vehicles" means the Company's business related to the market for satellites and launch vehicles.


     "Schaeffer" means Schaeffer Magnetics, Inc., a manufacturer of controls used to position antennae and solar panels on satellites, which the Company has reached an agreement to acquire.


     "Seahawk" is the U.S. Navy's equivalent of the "Blackhawk" military combat and troop transport helicopter produced by Sikorsky.


     "Securities Act" means the Securities Act of 1933, as amended.


     "Series B Preferred Stock" means the Company's 9% Cumulative, Convertible, Exchangeable Preferred Stock, $1.00 par value.

     "Servoactuators" means controls used to precisely position and control surfaces.

     "Servovalves" means products used to control movement of a servoactuator via an electronic command signal.

     "SFAS" means Statement of Financial Accounting Standards.

     "Skybridge" means the Skybridge satellite network currently being planned and developed by Alcatel Espace which is intended to consist of 64 satellites.

     "Sikorsky" means a division of United Technologies Corporation.

     "Space Shuttle" means the NASA manned reusable space vehicle.

     "Space Station" means the International space station.


     "Space Systems/Loral" means Space Systems/Loral, Inc., a subsidiary of
Loral.


     "Sparrow" means the Sparrow missile.

     "SSOP" means the Company's Savings and Stock Ownership Plan.

     "Standard Missile 2" means the Navy's primary shipboard defense weapon.

     "Teledesic" means the Teledesic satellite network of 288 LEO satellites currently being planned and developed by Teledesic Corp.

     "10% Senior Subordinated Notes" means the $120 million aggregate amount of notes issued by the Company on May 10, 1996 and due May 1, 2006.

     "THAADS" means the Theater High Altitude Area Defense System.

     "Titan IV" means the primary heavy launch vehicle produced by Lockheed Martin for the U.S. Air Force.

     "Trident Strategic Missile" means the strategic missile produced by the DoD for launch from Trident class submarines.

     "TVC" means launch vehicle Thrust Vector Control systems.

     "U.S. Industrial Hydraulics Business" means the industrial hydraulics business acquired by the Company from International Motion Control Inc. in October 1996.

     "VT-1" means a European tactical missile produced by Aerospatiale.

     "V-22" means the Osprey tiltrotor aircraft that is a hybrid between a helicopter and a fixed wing aircraft currently in the initial production phase and produced by Bell-Boeing for use by the U.S. Marines, Navy and Special Forces.

     "Wegmann" means Wegmann and Co. of Kassel, Germany.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Reports of Independent Auditors.......................................................   F-2
Consolidated Statements of Earnings for the Years Ended September 27, 1997 and
  September 30, 1996 and 1995.........................................................   F-5
Consolidated Balance Sheets as of September 27, 1997 and September 30, 1996...........   F-6
Consolidated Statements of Cash Flows for the Years Ended September 27, 1997 and
  September 30, 1996 and 1995.........................................................   F-7
Consolidated Statements of Shareholders' Equity for the Years Ended September 27, 1997
  and September 30, 1996 and 1995.....................................................   F-8
Notes to Consolidated Financial Statements............................................   F-9

                         REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors of Moog Inc.

We have audited the accompanying consolidated balance sheets of Moog Inc. and subsidiaries as of September 27, 1997 and September 30, 1996, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended September 27, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of Moog Controls Limited and Moog GmbH, wholly owned consolidated subsidiaries of the Company, which statements reflect total assets constituting 13% and 15% as of September 27, 1997 and September 30, 1996, respectively, and total net sales constituting 19%, 20% and 21% of the related consolidated totals for the years ended September 27, 1997 and September 30, 1996 and 1995, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Moog Controls Limited and Moog GmbH, is based solely on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Moog Inc. and subsidiaries as of September 27, 1997 and September 30, 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended September 27, 1997, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Buffalo, New York
November 10, 1997

MOOG Inc.
East Aurora, New York 14052 -- 0018
United States of America

                                                            10 November 1997
                                                            CRH

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
MOOG Inc.

We have audited the consolidated balance sheets of MOOG GmbH (a wholly-owned subsidiary of MOOG Inc.) and subsidiary as of September 30, 1997, 1996 and 1995, and the related consolidated statements of earnings and retained earnings and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require, that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material aspects, the financial position of MOOG GmbH and subsidiary as of September 30, 1997, 1996, 1995 and the results of their operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The supplemental Schedules are presented for purposes of additional analysis and are not required part of the basic consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements as it relates to the required footnote disclosures and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Coopers & Lybrand GmbH
Wirtschaftspruefungsgesellschaft

The Board of Directors
Moog Inc
East Aurora
New York
14052-0018
USA

                                                                14 November 1997

Dear Sirs

Independent Auditors' Report

We have audited the consolidated balance sheets of Moog Controls Limited (a wholly owned subsidiary of Moog Inc.) and subsidiaries as of September 30, 1997 and 1996 and the related consolidated statements of earnings and retained earnings and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material mis-statement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Moog Controls Limited and subsidiaries as of September 30, 1997 and 1996, and the results of their operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The supplemental information in Schedules 1 through 25 are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as whole.

Coopers & Lybrand
14 November 1997

                                   MOOG INC.

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                                     FISCAL YEARS ENDED
                                                      -------------------------------------------------
                                                      SEPTEMBER 27,     SEPTEMBER 30,     SEPTEMBER 30,
                                                          1997              1996              1995
                                                      -------------     -------------     -------------
                                                        (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
NET SALES...........................................   $   455,929       $   407,237       $   374,284
OTHER INCOME........................................         1,565             2,380             2,166
                                                       -----------       -----------       -----------
                                                           457,494           409,617           376,450
                                                       -----------       -----------       -----------
COSTS AND EXPENSES
  Cost of sales.....................................       315,380           281,710           265,033
  Research and development..........................        17,798            17,303            15,783
  Selling, general and administrative...............        81,413            75,707            68,457
  Interest..........................................        22,675            18,124            17,492
  Other expenses....................................           649               723               895
                                                       -----------       -----------       -----------
                                                           437,915           393,567           367,660
                                                       -----------       -----------       -----------
EARNINGS BEFORE INCOME TAXES AND EXTRAORDINARY
  ITEM..............................................        19,579            16,050             8,790
INCOME TAXES (note 7)...............................         5,973             4,831             1,029
                                                       -----------       -----------       -----------
EARNINGS BEFORE EXTRAORDINARY ITEM..................        13,606            11,219             7,761
EXTRAORDINARY ITEM, LOSS FROM EARLY EXTINGUISHMENT
  OF DEBT, NET OF INCOME TAX BENEFIT OF $300 (note
  6)................................................            --              (510)               --
                                                       -----------       -----------       -----------
NET EARNINGS........................................   $    13,606       $    10,709       $     7,761
                                                       ===========       ===========       ===========
NET EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE:
  Before extraordinary item.........................   $      1.88       $      1.47       $      1.00
  Extraordinary item................................            --              (.07)               --
                                                       -----------       -----------       -----------
  Net earnings......................................   $      1.88       $      1.40       $      1.00
                                                       ===========       ===========       ===========
AVERAGE COMMON AND COMMON EQUIVALENT SHARES
  OUTSTANDING.......................................     7,224,612         7,639,312         7,721,927

          See accompanying Notes to Consolidated Financial Statements.

                                   MOOG INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                        AS OF             AS OF
                                                                    SEPTEMBER 27,     SEPTEMBER 30,
                                                                        1997              1996
                                                                    -------------     -------------
                                                                        (DOLLARS IN THOUSANDS)
                                              ASSETS
CURRENT ASSETS
  Cash and cash equivalents.......................................    $   6,800         $   9,639
  Receivables (note 3)............................................      160,054           155,972
  Inventories (note 4)............................................      103,866            99,318
  Deferred income taxes (note 7)..................................       18,935            19,708
  Prepaid expenses and other current assets.......................        5,052             2,939
                                                                      ---------         ---------
          TOTAL CURRENT ASSETS....................................      294,707           287,576
PROPERTY, PLANT AND EQUIPMENT (notes 5 and 6).....................      132,109           131,371
GOODWILL, net of accumulated amortization of $7,528 in 1997, and
  $4,676 in 1996..................................................       49,626            16,024
OTHER ASSETS......................................................       14,121            14,587
                                                                      ---------         ---------
TOTAL ASSETS......................................................    $ 490,563         $ 449,558
                                                                      =========         =========

                               LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Notes payable (note 6)..........................................    $   1,323         $   3,420
  Current installments of long-term debt (note 6).................       15,345            10,491
  Accounts payable................................................       23,860            21,597
  Accrued salaries, wages and commissions.........................       28,747            24,504
  Contract loss reserves..........................................        8,170            10,966
  Accrued interest................................................        7,253             6,160
  Federal, state and foreign income taxes.........................        5,419             4,728
  Other accrued liabilities.......................................       10,439             9,480
  Customer advances...............................................        6,630             8,259
                                                                      ---------         ---------
          TOTAL CURRENT LIABILITIES...............................      107,186            99,605
LONG-TERM DEBT, excluding current installments (note 6)
  Senior debt.....................................................      101,577            77,351
  Senior subordinated notes.......................................      120,000           120,000
OTHER LONG-TERM LIABILITIES (notes 7 and 8).......................       47,609            47,859
                                                                      ---------         ---------
          TOTAL LIABILITIES.......................................      376,372           344,815
                                                                      ---------         ---------
COMMITMENTS AND CONTINGENCIES (note 12)
SHAREHOLDERS' EQUITY (see page 30 and notes 8 and 9)
  9% Series B Cumulative, Convertible, Exchangeable Preferred
     stock -- Par Value $1.00 Authorized 200,000 shares. Issued
     100,000 shares...............................................          100               100
  Common Stock -- Par Value $1.00
     Class A -- Authorized 30,000,000 shares. Issued 6,635,936
      shares in 1997 and 6,629,245 shares in 1996. ...............        6,636             6,629
     Class B -- Authorized 10,000,000 shares. Convertible to Class
      A on a one for one basis. Issued 2,498,187 shares in 1997
      and 2,504,878 shares in 1996. ..............................        2,498             2,505
  Additional paid-in capital......................................       47,519            47,611
  Retained earnings...............................................       88,422            74,825
  Treasury shares.................................................      (30,967)          (31,803)
  Equity adjustments..............................................          977             5,377
  Loan to Savings and Stock Ownership Plan........................         (994)             (501)
                                                                      ---------         ---------
          TOTAL SHAREHOLDERS' EQUITY..............................      114,191           104,743
                                                                      ---------         ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........................    $ 490,563         $ 449,558
                                                                      =========         =========

          See accompanying Notes to Consolidated Financial Statements.

                                   MOOG INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             FISCAL YEARS ENDED
                                                               -----------------------------------------------
                                                               SEPTEMBER 27,    SEPTEMBER 30,    SEPTEMBER 30,
                                                                   1997             1996             1995
                                                               -------------    -------------    -------------
                                                                           (DOLLARS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net earnings..............................................     $  13,606        $  10,709        $   7,761
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Depreciation and amortization...........................        21,267           19,632           19,675
    Provisions for losses...................................         9,763            6,444            3,761
    Deferred income taxes...................................        (2,094)            (584)           1,565
    Extraordinary item, loss from early extinguishment of
       debt, pre-tax........................................            --              810               --
    Other...................................................           755              485              (84)
    Change in assets and liabilities providing (using) cash:
       Receivables..........................................       (10,084)         (13,465)          (7,876)
       Inventories..........................................        (4,479)         (17,662)          (8,627)
       Other assets.........................................        (1,652)          (1,486)             952
       Accounts payable and accrued liabilities.............         2,745            5,604           (3,189)
       Other liabilities....................................         3,810            6,354            1,381
       Customer advances....................................        (1,607)          (1,665)            (144)
                                                                 ---------        ---------        ---------
  NET CASH PROVIDED BY OPERATING ACTIVITIES.................        32,030           15,176           15,175
                                                                 ---------        ---------        ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisitions and investments, including 1995 purchase
    price settlement (note 2)...............................       (49,180)          (6,752)           9,200
  Purchase of property, plant and equipment.................       (12,982)         (10,288)          (9,974)
  Proceeds from sale of assets..............................           393              202              362
  Payments received, net of advances, on loan to Savings and
    Stock Ownership Plan....................................          (493)             248              349
                                                                 ---------        ---------        ---------
  NET CASH USED IN INVESTING ACTIVITIES.....................       (62,262)         (16,590)             (63)
                                                                 ---------        ---------        ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net repayments of notes payable...........................        (1,913)          (3,357)          (2,738)
  Proceeds from revolving lines of credit...................        97,000           92,272               --
  Payments on revolving lines of credit.....................       (71,000)        (149,657)          (1,000)
  Proceeds from issuance of long-term debt..................        18,684          125,213            7,610
  Payments on long-term debt................................       (14,825)         (46,181)         (18,884)
  Purchase of outstanding shares for treasury...............          (428)         (14,605)              --
  Proceeds from sale of treasury stock......................         1,123              545               60
  Other.....................................................          (836)            (435)              (9)
                                                                 ---------        ---------        ---------
  NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES..........        27,805            3,795          (14,961)
                                                                 ---------        ---------        ---------
Effect of exchange rate changes on cash and cash
  equivalents...............................................          (412)            (318)            (136)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............        (2,839)           2,063               15
Cash and cash equivalents at beginning of year..............         9,639            7,576            7,561
                                                                 ---------        ---------        ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR....................     $   6,800        $   9,639        $   7,576
                                                                 =========        =========        =========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid during the year for: Interest...................     $  20,452        $  12,856        $  17,598
                                 Income taxes, net of
                                   refunds..................         5,646            2,739           (3,189)
  Non-cash investing and financing activities:
    Adjustment required for minimum pension liability (note
       8)...................................................           676           (2,019)           1,083
    Leases capitalized, net of leases terminated............           731              597              260

          See accompanying Notes to Consolidated Financial Statements.

                                   MOOG INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                               FISCAL YEARS ENDED
                                                                -------------------------------------------------
                                                                SEPTEMBER 27,     SEPTEMBER 30,     SEPTEMBER 30,
                                                                    1997              1996              1995
                                                                -------------     -------------     -------------
                                                                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
PREFERRED STOCK...............................................    $     100         $     100         $     100
                                                                  ---------         ---------         ---------
COMMON STOCK..................................................        9,134             9,134             9,134
                                                                  ---------         ---------         ---------
ADDITIONAL PAID-IN CAPITAL
  Beginning of year...........................................       47,611            47,709            47,737
  Issuance of treasury shares at less than cost...............         (141)              (98)              (28)
  Tax benefits related to stock option plan...................           49                --                --
                                                                  ---------         ---------         ---------
  End of year.................................................       47,519            47,611            47,709
                                                                  ---------         ---------         ---------
RETAINED EARNINGS
  Beginning of year...........................................       74,825            64,125            56,373
  Net earnings................................................       13,606            10,709             7,761
  Preferred dividends ($.09 per share in 1997, 1996 and
     1995)....................................................           (9)               (9)               (9)
                                                                  ---------         ---------         ---------
  End of year.................................................       88,422            74,825            64,125
                                                                  ---------         ---------         ---------
TREASURY SHARES, AT COST*
  Beginning of year...........................................      (31,803)          (17,841)          (17,929)
  Shares issued related to options (1997 -- 50,150 Class A
     shares and 44,912 Class B shares; 1996 -- 46,800 Class A
     shares and 500 Class B shares; 1995 -- 6,000 Class A
     shares and 1,000 Class B shares).........................        1,264               568                87
  Shares acquired through purchase (1997 -- 17,321 Class A
     shares and 410 Class B shares; 1996 -- 721,086 Class A
     shares, 80,000 Class B shares and 5,117 Series B
     Preferred shares)........................................         (428)          (14,605)               --
  Shares issued related to conversion of convertible
     subordinated debentures (1996 -- 6,204 Class A shares;
     1995 -- 87 Class A shares)...............................           --                75                 1
                                                                  ---------         ---------         ---------
  End of year.................................................      (30,967)          (31,803)          (17,841)
                                                                  ---------         ---------         ---------
EQUITY ADJUSTMENTS**
  Beginning of year...........................................        5,377             6,158             7,867
  Adjustment from foreign currency translation................       (4,400)           (2,110)             (478)
  Adjustment from change in pension liability.................           --             1,329            (1,231)
                                                                  ---------         ---------         ---------
  End of year.................................................          977             5,377             6,158
                                                                  ---------         ---------         ---------
LOAN TO SAVINGS AND STOCK OWNERSHIP PLAN (SSOP)
  Beginning of year...........................................         (501)             (749)           (1,098)
  Payments received on loan, net of advances, to SSOP.........         (493)              248               349
                                                                  ---------         ---------         ---------
  End of year.................................................         (994)             (501)             (749)
                                                                  ---------         ---------         ---------
TOTAL SHAREHOLDERS' EQUITY....................................    $ 114,191         $ 104,743         $ 108,636
                                                                  =========         =========         =========

---------------
 * Class A Common Stock in treasury: 1,186,221 shares as of September 27, 1997; 1,219,050 shares as of September 30, 1996; 550,968 shares as of September 30, 1995.
   Class B Common Stock in treasury: 892,101 shares as of September 27, 1997; 936,603 shares as of September 30, 1996; 857,103 shares as of September 30, 1995.
   Preferred Stock in treasury: 5,117 shares as of September 27, 1997 and September 30, 1996.

** End of year balance includes cumulative foreign currency translation, net of applicable deferred taxes, of 1997 -- $977; 1996 -- $5,377; 1995 -- $7,487;
   and cumulative minimum pension liability adjustments of 1997 and 1996 -- ($0); 1995 -- ($1,329). Included in adjustment from foreign currency translation are net deferred (gains) losses of $89 in 1997, ($246) in 1996, and $1,138 in 1995 related to hedging net investments in, and long-term advances to, various international subsidiaries.

          See accompanying Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Consolidation: The consolidated financial statements include the accounts of Moog Inc. and all of its U.S. and International subsidiaries (the Company). All significant intercompany balances and transactions have been eliminated in consolidation.

     Fiscal Year: Effective in fiscal 1997, the Company changed its fiscal year-end to the last Saturday in September (September 27, 1997 for fiscal 1997). The impact on the current year results of operations was not material.

     Cash and Cash Equivalents: All highly liquid investments with an original maturity of three months or less are considered cash equivalents. Cash and cash equivalents are carried at amounts which approximate fair value. The Company places its temporary investments in highly rated financial institutions.

     Revenue Recognition: The percentage of completion (cost-to-cost) method of accounting is followed for long-term contracts. Under this method, revenues are recognized as the work progresses toward completion. Contract incentive awards affect earnings when the amounts can be determined. For contracts with anticipated losses at completion, the projected loss is accrued. Revenues other than on long-term contracts are recognized as units are delivered.

     Inventories: Inventories are stated at the lower of cost or market with cost determined primarily on the first-in, first-out (FIFO) method of valuation. Consistent with industry practice, aerospace related inventories include amounts relating to contracts having long production and procurement cycles, portions of which are not expected to be realized within one year.

     Foreign Currency Translation: Foreign subsidiaries' assets and liabilities are translated using rates of exchange as of the balance sheet date and the statements of earnings are translated at the average rates of exchange for the year.

     Depreciation and Amortization: Plant and equipment are depreciated principally using the straight-line method over the estimated useful lives of the assets. Leasehold improvements and assets considered capital leases are amortized on a straight-line basis over the term of the lease or the estimated useful life of the asset, whichever is shorter.

     Intangibles associated with acquisitions are amortized on a straight-line basis over periods not to exceed 30 years. The Company monitors its intangibles for evidence of impairment. In the event that such evidence exists, the Company uses forecasted discounted cash flow analysis to determine the amount of impairment, if any.

     Long-Lived Assets: Effective October 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The adoption of this standard had no effect on the Company's consolidated financial position or results of operations in fiscal 1997.

     Financial Instruments: The Company uses derivative financial instruments for the purpose of hedging currency and interest rate exposures which exist as part of its ongoing business operations. In general, instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. Deferred gains or losses related to any instrument designated but ultimately ineffective as a hedge of existing assets, liabilities, or firm commitments are recognized immediately in the statement of earnings. The Company does not hold or issue financial instruments for trading purposes. The Company is exposed to credit loss in the event of nonperformance by the counter-parties to the instruments. The Company, however, does not expect nonperformance by the counter-parties.

     The Company uses forward contracts to reduce fluctuations in foreign currency cash flows related to third party raw material purchases, intercompany product shipments, and intercompany loans. Foreign currency contracts are marked-to-market with net amounts due to or from counter-parties recorded in accounts receivable or payable. For contracts hedging firm commitments, marked-to-market gains or losses are deferred and recognized as an adjustment to the basis of the transaction. For all other contracts, marked-to-market gains or losses are recognized currently, generally offsetting gains or losses from underlying hedged transactions. Foreign currency forward contracts outstanding at fair value on September 27, 1997 and September 30, 1996 were $2,086 and $1,717, respectively. The Company also uses forward contracts to reduce fluctuations in the value of foreign currency investments in, and long-term advances to, subsidiaries. At September 27, 1997 and September 30, 1996, the Company had $0 and $4,484, respectively, of such instruments outstanding at fair value. These contracts are marked-to-market with gains or losses recorded in the cumulative translation adjustment component of shareholders' equity.

     The Company uses interest rate swaps to reduce interest rate volatility with certain debt issues. The interest differential to be paid or received on the swap is recognized in the statements of earnings, as incurred, as a component of interest expense.

     The cash flows related to derivative financial instruments are classified in the statement of cash flows in a manner consistent with those of the transactions being hedged.

     Use of Estimates: Management has necessarily made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

NOTE 2 -- ACQUISITIONS

     On October 26, 1996, the Company acquired the assets of, and assumed certain liabilities related to, the industrial hydraulic servo-controls business (the U.S. Industrial Hydraulics Business) of International Motion Control Inc., an unrelated third party. The purchase price was $48,600. The U.S. Industrial Hydraulics Business, which operated under the name Moog Controls Inc., was spun off by the Company in February 1988. The acquisition was principally financed with proceeds from the Company's U.S. Revolving Credit and Term Loan Facility (the Bank Credit Facility) and resulted in intangible assets of approximately $36,500, the majority of which are being amortized over 30 years.

     The following summary, prepared on a proforma basis, combines the consolidated results of operations of the Company and the U.S. Industrial Hydraulics Business for the year ended September 30, 1996 as if the acquisition took place on October 1, 1995. The proforma consolidated results include the impact of certain adjustments, including amortization of intangibles and increased interest expense on acquisition debt, and related income tax effects.

                                                                              1996
                                                                           -----------
                                                                           (UNAUDITED)
        Net Sales........................................................   $ 437,099
        Earnings before extraordinary item...............................      11,739
        Net earnings.....................................................      11,229
        Net earnings per share...........................................   $    1.47

     The proforma results are not necessarily indicative of what actually would have occurred if the acquisition had been in effect for the period presented. In addition, they are not intended to be a projection of future results.

     On May 7, 1997, the Company purchased the assets and servovalve distributor and repair business of Dowty-France for $580. On May 24, 1996, the Company acquired the propellant valve product line of Parker

Hannifin Corporation for $890. On December 15, 1995, the Company purchased for $5,012 net of cash acquired, the industrial servovalve product line of Ultra Hydraulics Limited located in the United Kingdom.

     All of the Company's acquisitions are accounted for under the purchase method, and accordingly, the operating results for the acquired companies are included in the Consolidated Statements of Earnings from the date of acquisition.

     On May 13, 1996, a joint venture called Moog-Hydrolux LLC, in which the company has a 50% interest, was formed. The Company accounts for this investment on the equity method.

NOTE 3 -- RECEIVABLES

     Receivables consist of:

                                                                SEPTEMBER 27,     SEPTEMBER 30,
                                                                    1997              1996
                                                                -------------     -------------
    Long-term contracts:
      Amounts billed..........................................    $  42,028         $  37,068
      Unbilled recoverable costs and profits..................       66,472            71,101
      Claims on terminated contracts..........................          558             1,518
                                                                  ---------         ---------
      Total long-term contract receivables....................      109,058           109,687
    Trade.....................................................       50,998            45,710
    Refundable income taxes...................................          250               183
    Other.....................................................        1,342             1,724
                                                                  ---------         ---------
    Total receivables.........................................      161,648           157,304
    Less allowance for doubtful accounts......................       (1,594)           (1,332)
                                                                  ---------         ---------
    Receivables...............................................    $ 160,054         $ 155,972
                                                                  =========         =========

     The long-term contract amounts are primarily associated with U.S. Government prime- and sub-contractors and major commercial aircraft manufacturers. Substantially all unbilled amounts are expected to be collected within one year. In situations where billings exceed revenues recognized, the excess is included in customer advances.

     Concentrations of credit risk with respect to trade receivables are mitigated due to the significant amount of business with large commercial aerospace companies or U.S. Government prime- and sub-contractors and to the number of customers and their dispersion over a large geographic region.

NOTE 4 -- INVENTORIES

     Inventories consist of the following:

                                                                  SEPTEMBER 27,   SEPTEMBER 30,
                                                                      1997            1996
                                                                  -------------   -------------
    Raw materials and purchased parts...........................    $  28,933        $30,609
    Work in process.............................................       64,502         55,789
    Finished goods..............................................       10,431         12,920
                                                                    ---------        -------
    Inventories.................................................    $ 103,866        $99,318
                                                                    =========        =======

NOTE 5 -- PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of:

                                                                  SEPTEMBER 27,   SEPTEMBER 30,
                                                                      1997            1996
                                                                  -------------   -------------
    Land........................................................    $   7,283       $   7,553
    Buildings and improvements..................................       87,727          87,945
    Machinery and equipment.....................................      222,362         214,880
                                                                    ---------       ---------
    Property, plant and equipment, at cost......................      317,372         310,378
    Less accumulated depreciation and amortization..............     (185,263)       (179,007)
                                                                    ---------       ---------
    Property, plant and equipment...............................    $ 132,109       $ 131,371
                                                                    =========       =========

     Assets under leases that have been accounted for as capital leases and included in property, plant and equipment are summarized as follows:

                                                           SEPTEMBER 27, 1997   SEPTEMBER 30, 1996
                                                           ------------------   ------------------
    Capital leases at cost...............................       $  6,025             $  6,711
    Less accumulated amortization........................         (2,114)              (2,721)
                                                                --------             --------
    Net assets under capital leases......................       $  3,911             $  3,990
                                                                ========             ========

NOTE 6 -- INDEBTEDNESS

     Long-term debt consists of the following:

                                                           SEPTEMBER 27, 1997   SEPTEMBER 30, 1996
                                                           ------------------   ------------------
    Bank Credit Facility
      -- revolving credit................................       $ 67,000             $ 41,000
      -- term loan.......................................         24,000               30,000
    International and other U.S. term loan agreements....         13,935               13,254
    International revolving credit facility..............          9,266                   --
    Obligations under capital leases.....................          2,721                3,588
                                                                --------             --------
    Senior debt..........................................        116,922               87,842
    10% senior subordinated notes........................        120,000              120,000
                                                                --------             --------
    Total long-term debt.................................        236,922              207,842
    Less current installments............................        (15,345)             (10,491)
                                                                --------             --------
    Long-term debt.......................................       $221,577             $197,351
                                                                ========             ========

     The Bank Credit Facility consists of a $135,000 revolving credit facility and a $24,000 term loan. The revolving credit facility expires in October 2000. The term loan has four years remaining through July 2001, with quarterly principal payments of $1,500.

     Interest on the Bank Credit Facility is LIBOR plus 1.75%. In order to provide for interest rate protection, the Company has entered into interest rate swap agreements for $80,000, effectively converting this amount to fixed rate debt averaging 8.1%. The swaps expire at various times during 1998.

     The Bank Credit Facility contains various covenants which, among others, specify minimum interest coverage, limit senior debt to a defined capital base, limit capital expenditures and restrict payment of cash dividends on common stock. The Bank Credit Facility is secured by substantially all of the Company's U.S. assets and the common shares of all Domestic and International subsidiaries.

     International and other U.S. term loan agreements of $13,935 at September 27, 1997 consist principally of financing provided by various banks to individual International subsidiaries. These term loans are being repaid through 2003, and carry interest rates ranging from .8% to 13.5%.

     During fiscal 1997, the Company entered into a credit facility for its international subsidiaries. The facility allows for borrowings in different foreign currencies up to $15 million, carries an interest rate of LIBOR plus
 .75% and expires on October 1, 1999.

     The 10% Senior Subordinated Notes (the "Notes"), have a single maturity with the aggregate principal amount due on May 1, 2006. The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after May 1, 2001 initially at 105% of their principal amount, plus accrued interest, declining ratably to 100% of their principal amount, plus accrued interest, on or after May 1, 2003.

     The Notes are unsecured, general obligations of the Company subordinated in right of payment to all existing and future senior indebtedness. The Notes indenture includes certain covenants limiting, subject to certain exceptions, the incurrence of additional indebtedness, payment of dividends, redemption of capital stock, asset sales and certain mergers and consolidations.

     In May 1996, the Company prepaid in its entirety the principal balance on its 10.25% Senior Secured Note resulting in an extraordinary pre-tax charge of $810. The charge consisted of prepayment and amendment fees and the write-off of related debt issuance costs.

     Maturities of long-term debt are $15,345 in 1998, $18,002 in 1999, $8,526 in 2000, $73,794 in 2001, $886 in 2002, and $120,369 thereafter.

     The fair value of long-term debt was estimated based on quoted market prices and discounted cash flow analysis using current rates offered to the Company for debt with the same remaining maturities. At September 27, 1997, the estimated fair value of long-term debt was $245,471.

     At September 27, 1997, the Company has pledged assets with a net book value of $288,531 as security for long-term debt.

     The Company has both short-term lines of credit and long-term credit facilities with various banks throughout the world. The short-term credit lines are principally demand lines and subject to revision by the banks. These short-term lines of credit, along with $68,000 available on the Bank Credit Facility and $5,734 on the international revolving credit facility, provided credit availability of $87,709 at September 27, 1997. Commitment fees are charged on some of these arrangements based on a percentage of the unused amounts available.

     At September 27, 1997, the International Controls segment had $1,323 of notes payable to banks at an average rate of 13.7%. During 1997, an average of $1,948 in notes payable was outstanding at an average interest rate of 11.6%. Notes payable are carried at amounts which approximate fair value.

NOTE 7 -- INCOME TAXES

     The reconciliation of the provision for income taxes with the amount computed by applying the U.S. federal statutory tax rate of 34% to earnings before income taxes and extraordinary item is as follows:

                                                             1997        1996        1995
                                                            -------     -------     -------
    Earnings before income taxes and extraordinary item:
      Domestic............................................  $16,310     $10,979     $ 6,042
      Foreign.............................................    3,165       6,272       2,967
      Eliminations........................................      104      (1,201)       (219)
                                                            -------     -------     -------
              Total.......................................  $19,579     $16,050     $ 8,790
                                                            =======     =======     =======
    Computed expected tax expense.........................  $ 6,657     $ 5,457     $ 2,988
    Increase (decrease) in income taxes resulting from:
      Foreign tax rates...................................      571       1,102         356
      Nontaxable export sales.............................     (664)        (76)       (280)
      State taxes net of federal benefit..................      302         141         226
      Foreign tax credits.................................   (1,244)         --          --
      Change in beginning of the year valuation
         allowance........................................      (77)     (2,541)     (2,709)
      Other...............................................      428         748         448
                                                            -------     -------     -------
    Income taxes..........................................  $ 5,973     $ 4,831     $ 1,029
                                                            =======     =======     =======
    Effective income tax rate.............................    30.5%       30.1%       11.7%
                                                            =======     =======     =======

     At September 27, 1997, certain International subsidiaries had net operating loss carryforwards totalling $1,219. These loss carryforwards do not expire and can be used to reduce current taxes otherwise due on future earnings of those subsidiaries.

     No provision has been made for U.S. federal or foreign taxes on that portion of certain International subsidiaries' undistributed earnings ($28,474 at September 27, 1997) considered to be permanently reinvested. It is not practicable to determine the amount of tax that would be payable if these amounts were repatriated to the Company.

     The components of income taxes excluding the extraordinary item are as follows:

                                                             1997        1996        1995
                                                            -------     -------     -------
    Current:
      Federal.............................................  $ 6,543     $ 2,817     $  (828)
      Foreign.............................................      949       2,518         292
      State...............................................      575          80          --
                                                            -------     -------     -------
              Total current...............................    8,067       5,415        (536)
                                                            -------     -------     -------
    Deferred:
      Federal.............................................   (1,621)      1,220       2,466
      Foreign.............................................     (354)     (1,937)     (1,243)
      State...............................................     (119)        133         342
                                                            -------     -------     -------
         Total deferred...................................   (2,094)       (584)      1,565
                                                            -------     -------     -------
              Total income taxes..........................  $ 5,973     $ 4,831     $ 1,029
                                                            =======     =======     =======

     The tax effects of temporary differences that generated deferred tax assets and liabilities are detailed in the following table. Realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making its assessment of the recoverability of deferred tax assets.

                                                                SEPTEMBER 27,     SEPTEMBER 30,
                                                                    1997              1996
                                                                -------------     -------------
    Deferred tax assets:
      Contract loss reserves not currently deductible.........     $ 4,137           $ 4,739
      Tax benefit carryforwards...............................         647             2,044
      Accrued vacation........................................       5,173             5,025
      Deferred compensation...................................       5,069             4,156
      Accrued expenses not currently deductible...............       3,508             2,463
      Inventory...............................................       3,884             3,633
      Other...................................................         427               505
                                                                   -------           -------
         Total gross deferred tax assets......................      22,845            22,565
         Less: Valuation reserve..............................        (295)             (456)
                                                                   -------           -------
         Net deferred tax assets..............................      22,550            22,109
                                                                   -------           -------
    Deferred tax liabilities:
      Differences in bases and depreciation of property, plant
         and equipment........................................      21,720            21,314
      Prepaid pension.........................................          --               207
      Other...................................................       1,135               996
                                                                   -------           -------
         Total gross deferred tax liabilities.................      22,855            22,517
                                                                   -------           -------
              Net deferred tax liabilities....................     $   305           $   408
                                                                   =======           =======

NOTE 8 -- EMPLOYEE BENEFIT PLANS

     The Company maintains a number of defined benefit pension plans. The funded status of these plans is as follows:

                                   SEPTEMBER 27, 1997                                        SEPTEMBER 30, 1996
                  -----------------------------------------------------     -----------------------------------------------------
                  U.S. EMPLOYEE                                             U.S. EMPLOYEE
                    PLAN WITH          OTHER               OTHER              PLAN WITH          OTHER               OTHER
                     ASSETS          PLANS WITH          PLANS WITH            ASSETS          PLANS WITH          PLANS WITH
                  IN EXCESS OF    ASSETS IN EXCESS      ACCUMULATED         IN EXCESS OF    ASSETS IN EXCESS      ACCUMULATED
                   ACCUMULATED     OF ACCUMULATED    BENEFITS IN EXCESS      ACCUMULATED     OF ACCUMULATED    BENEFITS IN EXCESS
                    BENEFITS          BENEFITS           OF ASSETS            BENEFITS          BENEFITS           OF ASSETS
                  -------------   ----------------   ------------------     -------------   ----------------   ------------------
Accumulated
  benefit
  obligation
  -- Vested.....    $ 109,686          $9,034             $ 15,274            $ 100,232          $7,071             $ 14,883
 -- Nonvested...          914              --                4,177                  670              --                3,545
                     --------          ------              -------             --------          ------              -------
        Total...    $ 110,600          $9,034             $ 19,451            $ 100,902          $7,071             $ 18,428
                     --------          ------              -------             --------          ------              -------
Projected
  benefit
  obligation
  (PBO).........    $ 121,300          $9,972             $ 24,258            $ 112,357          $7,377             $ 23,553
Plan assets at
  fair value....      139,743           9,769                1,337              112,119           8,377                1,447
                     --------          ------              -------             --------          ------              -------
Plan assets in
  excess of (or
  less than)
  PBO...........       18,443            (203)             (22,921)                (238)          1,000              (22,106)
Unrecognized
  cumulative
  experience
  loss (gain)...      (19,074)            822               (1,346)               1,426            (482)              (2,446)
Unrecognized net
  (asset)
  liability from
  SFAS no. 87
  adoption date,
  amortized over
  15 years......       (1,735)             --                1,470               (2,104)             --                1,909

                                   SEPTEMBER 27, 1997                                        SEPTEMBER 30, 1996
                  -----------------------------------------------------     -----------------------------------------------------
                  U.S. EMPLOYEE                                             U.S. EMPLOYEE
                    PLAN WITH          OTHER               OTHER              PLAN WITH          OTHER               OTHER
                     ASSETS          PLANS WITH          PLANS WITH            ASSETS          PLANS WITH          PLANS WITH
                  IN EXCESS OF    ASSETS IN EXCESS      ACCUMULATED         IN EXCESS OF    ASSETS IN EXCESS      ACCUMULATED
                   ACCUMULATED     OF ACCUMULATED    BENEFITS IN EXCESS      ACCUMULATED     OF ACCUMULATED    BENEFITS IN EXCESS
                    BENEFITS          BENEFITS           OF ASSETS            BENEFITS          BENEFITS           OF ASSETS
                  -------------   ----------------   ------------------     -------------   ----------------   ------------------
Unrecognized
  prior service
  cost..........           31              --                1,071                   35              --                  273
Adjustment
  required to
  recognize
  minimum
  liability.....           --              --                 (729)                  --              --                  (53)
                     --------          ------              -------             --------          ------              -------
        Accrued
         pension
     (liability)
        asset...    $  (2,335)         $  619             $(22,455)           $    (881)         $  518             $(22,423)
                     ========          ======              =======             ========          ======              =======

     Fiscal 1997 plan assets, shown above, consist primarily of publicly traded stocks, bonds, mutual funds and $21,667 in Company stock, based on quoted market prices. The Company's funding policy is to contribute at least the amount required by law in the various jurisdictions in which the plans are domiciled. The principal actuarial assumptions weighted for all defined benefit plans are:

                                                                         1997     1996
                                                                         ----     ----
        Discount rate..................................................  7.3 %    7.6 %
        Return on assets...............................................  8.5 %    8.6 %
        Rate of compensation increase..................................  3.7 %    3.8 %

     In addition, the Company maintains various defined contribution plans. These defined contribution plans, along with the defined benefit plans, cover substantially all employees. Pension expense for all plans for 1997, 1996 and 1995 is as follows:

                                                             1997        1996        1995
                                                            -------     -------     -------
    Service cost -- benefits earned during the year.......  $ 5,093     $ 4,635     $ 4,523
    Interest cost on projected benefit obligation.........   10,841       9,827       9,019
    Actual return on plan assets..........................  (30,843)    (17,231)    (16,939)
    Net amortization, deferral and other..................   21,278       9,816       9,038
                                                            -------     -------     -------
    Pension expense for defined benefit plans.............    6,369       7,047       5,641
    Pension expense for other plans.......................      873         574         763
                                                            -------     -------     -------
              Total pension expense.......................  $ 7,242     $ 7,621     $ 6,404
                                                            =======     =======     =======

     Employee and management profit share plans provide for the computation of profit share based on net earnings as a percent of net sales multiplied by base wages, as defined. Profit share expense was $4,518 in 1997 and $2,602 in 1996. The profit share plan was suspended for 1995.

     The Company has a Savings and Stock Ownership Plan (SSOP) which includes an Employee Stock Ownership Plan. As one of the investment alternatives, participants in the SSOP can acquire Company stock at market value, with the Company providing a 25% share match. The SSOP purchase of the initial shares was funded by a Company loan. The loan is repaid with Company contributions. Interest on the loan is computed at the Bank Credit Facility borrowing rate. The Company makes temporary advances to the SSOP for purchases of additional shares. Shares are allocated and compensation expense is recognized as the employer share match is earned. At September 27, 1997, the SSOP owned (allocated and unallocated) 147,991 Class A shares and 514,311 Class B shares.

     The Company provides postretirement health care benefits to certain retirees. Expenses under this plan were $1,222, $1,158 and $1,011 in 1997, 1996 and 1995, respectively. A reconciliation of the funded status of the plan with the accrued liability is shown below. There are no plan assets.

                                                     SEPTEMBER 27, 1997     SEPTEMBER 30, 1996
                                                     ------------------     ------------------
        Accumulated postretirement benefit
          obligation (APBO)
          -- Inactives.............................       $ (5,420)              $ (5,147)
          -- Actives fully eligible................           (767)                  (395)
          -- Actives not fully eligible............         (3,229)                (2,800)
                                                          --------               --------
        Total APBO (funded status).................         (9,416)                (8,342)
        Unrecognized transition obligation.........          6,310                  6,704
        Unrecognized prior service cost............            211                     --
        Unrecognized gains (losses)................            780                   (343)
                                                          --------               --------
        Accrued postretirement benefit liability...       $ (2,115)              $ (1,981)
                                                          ========               ========
        Discount rate..............................            7.8%                   8.0%
                                                          ========               ========

     The effect of a one percentage point increase in the health care cost trend rate, currently assumed at 2.5%, would not have a significant impact on the accumulated postretirement benefit obligation as of September 27, 1997.

NOTE 9 -- SHAREHOLDERS' EQUITY

     Class A and Class B Common Stock equally share in the earnings of the Company, and are identical with certain exceptions. Class A shares have limited voting rights, with each share of Class A being entitled to one-tenth of a vote on most matters, and each share of Class B being entitled to one vote. Class A shareholders are entitled, subject to certain limitations, to elect at least 25% of the Board of Directors (rounded up to the nearest whole number) with Class B shareholders entitled to elect the balance of the directors. Cash dividends may be paid on Class A without paying a cash dividend on Class B, and no cash dividend may be paid on Class B unless at least an equal cash dividend is paid on Class A. Class B shares are convertible at any time into Class A on a one-for-one basis at the option of the shareholder. The number of common shares issued reflects conversion of Class B to Class A of 6,691 and 30,039 shares in 1997 and 1996, respectively.

     The Company is authorized to issue up to 10,000,000 shares of preferred stock. Series B Preferred Stock is 9% Cumulative, Convertible, Exchangeable Preferred Stock with a $1.00 par value. Series B Preferred Stock consists of 100,000 issued shares and 94,883 outstanding shares at September 27, 1997, and is convertible into Class A Common shares (.08585 shares of Class A Common Stock per share of Series B Preferred Stock). The Series B Preferred Stock is owned by nine principal officers of the Company. With respect to any matters on which the Series B Preferred Stock is entitled to vote, all shares will be voted in a manner determined by a majority of such shares. The Series B Preferred Stock is entitled to vote as a class on certain takeover transactions. The Board of Directors may authorize, without further shareholder action, the issuance of additional preferred stock which ranks senior to both classes of Common Stock of the Company with respect to the payment of dividends and the distribution of assets on liquidation. The preferred stock, when issued, would have such designations relative to voting and conversion rights, preferences, privileges and limitations as determined by the Board of Directors.

     The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," effective October 1, 1996. This statement encourages companies to adopt a fair value based method of accounting for compensation costs of employee stock compensation plans. As permitted by SFAS No. 123, the Company will continue to apply its current accounting policy using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25 with respect to measuring stock-based compensation. The adoption of SFAS No. 123, therefore, had no effect on the Company's consolidated financial position or results of operations for fiscal 1997. Pro forma footnote disclosures of net earnings and earnings per share, as if the fair value based method of accounting had been applied, have not been presented as awards have not been granted subsequent to fiscal 1995.

     Of the Class B Common Stock, 85,000 shares are reserved for issuance under the 1983 Non-Statutory Stock Option Plan. Class A shares reserved for issuance at September 27, 1997 are as follows:

                                                                             SHARES
                                                                            ---------
        Conversion of Class B to Class A shares...........................  1,691,086
        1983 Incentive Stock Option Plan..................................    271,650
        Conversion of Series B Preferred Stock to Class A shares..........      8,146
                                                                            ---------
                                                                            1,970,882
                                                                            =========

     The 1983 Non-Statutory Stock Option Plan granted options on Class B shares to directors, officers, and key employees. Stock appreciation rights were granted in tandem with the options and are exercisable only to the extent the options are exercised. Compensation expense related to the stock appreciation rights was $1,302, $1,043 and $73 in fiscal 1997, 1996 and 1995, respectively. The 1983 Incentive Stock Option Plan granted options on Class A shares to officers and key employees. The Plans terminated on December 31, 1992 and outstanding options expire no later than ten years after the date of grant.

     Options were granted at prices not less than market value on the date of the grant. Shares under option are as follows:

                                                                   NON-STATUTORY     INCENTIVE
                                                                       PLAN            PLAN
                                                                     (CLASS B)       (CLASS A)
                                                                   -------------     ---------
    Outstanding at September 30, 1994:...........................     133,412          380,000
    Cancelled or expired in fiscal 1995..........................        (500)          (3,400)
    Exercised in fiscal 1995.....................................      (1,000)          (6,000)
                                                                      -------          -------
    Outstanding at September 30, 1995:...........................     131,912          370,600
    Cancelled or expired in fiscal 1996..........................      (1,500)          (1,200)
    Exercised in fiscal 1996.....................................        (500)         (46,800)
                                                                      -------          -------
    Outstanding at September 30, 1996 (weighted-average exercise
      price: Class B -- $14.28, Class A -- $8.36)................     129,912          322,600
    Cancelled or expired in fiscal 1997 (weighted-average
      exercise price: Class A -- $10.50).........................          --             (800)
    Exercised in fiscal 1997 (weighted-average exercise price:
      Class B -- $14.44, Class A -- $9.46).......................     (44,912)         (50,150)
                                                                      -------          -------
    Outstanding and exercisable at September 27, 1997: (weighted-
      average exercise price: Class B -- $14.75, Class
      A -- $8.15)................................................      85,000          271,650
                                                                      =======          =======

     The weighted-average remaining contractual life of the Class B and Class A options as of September 27, 1997 is .9 and 2.6 years, respectively.

     All options outstanding at September 27, 1997, are exercisable at prices ranging as follows: Class B -- $14.75 per share; Class A -- $5.625 to $10.50 per share.

NOTE 10 -- SEGMENT INFORMATION

     The Company is organized into two segments: The Domestic Controls segment, which is larger based on sales and assets, and International Controls. Domestic Controls primarily serves North American markets with a substantial majority of its sales within the aerospace industry. International Controls serves markets in Europe and the Asian-Pacific with the majority of its sales related to industrial applications.

                                                           1997         1996         1995
                                                         --------     --------     --------
    Domestic Controls
      Net sales:
         Aerospace.....................................  $265,835     $249,594     $232,525
         Industrial....................................    59,031       26,981       21,401
                                                         --------     --------     --------
                                                          324,866      276,575      253,926
      Intersegment sales...............................    13,792       11,912       10,446
                                                         --------     --------     --------
              Total sales..............................  $338,658     $288,487     $264,372
                                                         ========     ========     ========
      Operating profit.................................  $ 43,288     $ 32,744     $ 25,242
      Net earnings.....................................    10,960        5,863        4,030
      Identifiable assets..............................   351,944      297,445      282,323
      Capital expenditures.............................     8,322        4,973        5,633
      Depreciation and amortization expense............    10,975       10,103       10,363
    International Controls
      Net sales:
         Aerospace.....................................  $ 25,978     $ 19,382     $ 19,086
         Industrial....................................   105,085      111,280      101,272
                                                         --------     --------     --------
                                                          131,063      130,662      120,358
      Intersegment sales...............................     7,887       14,983        4,728
              Total sales..............................  $138,950     $145,645     $125,086
                                                         ========     ========     ========
      Operating profit.................................  $  7,977     $ 11,796     $  8,464
      Net earnings.....................................     2,570        5,691        3,918
      Identifiable assets..............................   121,456      126,732      120,499
      Capital expenditures.............................     3,910        4,468        3,977
      Depreciation and amortization expense............     4,312        4,913        5,337
    Consolidated operations
      Net sales........................................  $455,929     $407,237     $374,284
                                                         ========     ========     ========
      Operating profit, net of intercompany
         eliminations..................................  $ 51,369     $ 43,339     $ 33,487
      Deductions from operating profit:
         Interest expense..............................    22,675       18,124       17,492
         Currency (gain) loss..........................      (186)         (88)         143
         Other expenses, net...........................     9,301        9,253        7,062
                                                         --------     --------     --------
         Earnings before income taxes and extraordinary
           item........................................  $ 19,579     $ 16,050     $  8,790
                                                         ========     ========     ========
      Total identifiable assets........................  $473,400     $424,177     $402,822
      Corporate assets.................................    32,938       45,976       39,864
      Eliminations.....................................   (15,775)     (20,595)     (17,729)
                                                         --------     --------     --------
      Total consolidated assets........................  $490,563     $449,558     $424,957
                                                         ========     ========     ========

     Intersegment sales, which are transacted and accounted for at factory cost plus applicable general and administrative expenses and profit, have been eliminated in net sales.

     Operating profit is total revenue less cost of sales and other operating expenses. The deductions from operating profit have been charged to the respective segments by being directly identified with the segments or allocated on the basis of assets or sales.

     Included in net sales for Domestic Controls is $85,033 in 1997 of sales to the Boeing Corporation (including Boeing Helicopters, McDonnell Douglas and the former Space and Defense business of Rockwell) and $134,659 in 1997, $153,865 in 1996 and $136,261 in 1995, in sales to U.S. government prime- or sub-contractors, including military sales to Boeing.

     In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which requires financial information to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. The standard must be adopted by fiscal 1999. The Company is currently evaluating the disclosures required under this new standard.

NOTE 11 -- GEOGRAPHIC AREAS AND EXPORT SALES

                                    UNITED                  PACIFIC &     CORPORATE &      CONSOL-
                                    STATES      EUROPE        OTHER       ELIMINATIONS      IDATED
                                   --------     -------     ---------     ------------     --------
    Identifiable Assets:
      1997.......................  $351,944     $87,606      $ 33,850       $ 17,163       $490,563
      1996.......................   297,445      92,206        34,526         25,381        449,558
      1995.......................   282,323      79,910        40,589         22,135        424,957
    Sales to Unaffiliated
      Customers:
      1997.......................  $324,866     $99,609      $ 31,454                      $455,929
      1996.......................   276,575     101,093        29,569                       407,237
      1995.......................   253,926      90,076        30,282                       374,284
    Inter-area Sales to
      Affiliates:
      1997.......................  $ 13,792     $ 5,662      $  2,225                      $ 21,679
      1996.......................    11,912      13,529         1,454                        26,895
      1995.......................    10,446       4,062           666                        15,174
    Export Sales:
      1997.......................  $ 71,348     $25,277      $  2,578                      $ 99,203
      1996.......................    57,350      27,023         2,220                        86,593
      1995.......................    54,364      25,370         1,610                        81,344
    Net Earnings (Loss):
      1997.......................  $ 10,960     $ 1,185      $  1,385       $     76       $ 13,606
      1996.......................     5,863       5,005           686           (845)        10,709
      1995.......................     4,030       4,082          (164)          (187)         7,761

     Export sales from the United States are primarily to areas other than Europe. Export sales from Europe and all other geographic areas are principally to countries within their geographic area.

NOTE 12 -- COMMITMENTS AND CONTINGENCIES

     The Company is, in the normal course of its business, engaged in administrative proceedings with governmental agencies and legal proceedings with governmental agencies and other third parties, including litigation under Superfund laws, regarding environmental matters. The Company believes that adequate reserves have been established for all currently pending environmental administrative or legal proceedings, and does not expect that these environmental matters, and the utilization of existing reserves, if any, will have a material effect on the financial condition and liquidity, or results of operations of the Company.

     From time to time, the Company is named as a defendant in legal actions arising in the normal course of business. The Company is not a party to any pending or legal proceedings the resolution of which management believes will have a material adverse effect on the Company's results of operations or financial condition and liquidity, or to any pending legal proceedings other than ordinary, routine litigation incidental to its business.

     The Company leases certain facilities and equipment under operating lease arrangements. These arrangements may include fair market renewal or purchase options. Rent expense under operating leases amounted to $7,762 in 1997, $7,191 in 1996 and $6,957 in 1995. Future minimum rental payments required under noncancelable operating leases are $7,359 in 1998, $6,169 in 1999, $4,751 in 2000, $3,292 in 2001, $3,035 in 2002 and $9,281 thereafter.

     The Company subleases various facilities to third parties. Gross rental income from such activities was $351 in 1997, $1,291 in 1996 and $1,535 in 1995. Future minimum rental income under noncancelable operating leases is $234 in 1998, $225 in 1999 and $188 in 2000.

NOTE 13 -- PER SHARE DATA

     Primary earnings per common and common equivalent share have been calculated after deducting dividend entitlements on preferred stock and using the weighted average number of shares of common stock and dilutive stock options outstanding.

     In February 1997, the FASB issued SFAS No. 128, "Earning per Share," which will be adopted by the Company during the first quarter of fiscal 1998. At that time, the Company will change the method currently used to compute earnings per share (EPS) and restate all prior periods, as required. Under the new requirements for calculating basic EPS, the dilutive effect of stock options will be excluded. When adopted, basic EPS required under SFAS No. 128 will be reported for fiscal 1997, 1996 and 1995 as $1.95, $1.44 and $1.00, respectively, and the diluted EPS will be $1.88, $1.40 and $1.00, respectively.

NOTE 14 -- QUARTERLY DATA -- UNAUDITED

NET SALES AND EARNINGS

                                           YEAR ENDED                                            YEAR ENDED
                                       SEPTEMBER 27, 1997                                    SEPTEMBER 30, 1996
                      ----------------------------------------------------   ---------------------------------------------------
                        1ST        2ND        3RD        4TH                   1ST       2ND        3RD        4TH
                        QTR.       QTR.       QTR.       QTR.      TOTAL      QTR.       QTR.       QTR.       QTR.      TOTAL
                      --------   --------   --------   --------   --------   -------   --------   --------   --------   --------
                                                     (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
Net sales...........  $103,850   $109,805   $120,064   $122,210   $455,929   $93,233   $106,822   $103,107   $104,075   $407,237
Gross profit........    33,051     35,003     36,023     36,472    140,549    28,526     32,324     32,573     32,104    125,527
Earnings before
  income taxes and
  extraordinary
  item..............     4,226      4,515      5,017      5,821     19,579     3,226      4,431      4,299      4,094     16,050
Earnings before
  extraordinary
  item..............     2,959      3,259      3,561      3,827     13,606     2,350      3,044      3,022      2,803     11,219
Extraordinary
  item..............        --         --         --         --         --        --         --       (510)        --       (510)
                      --------   --------   --------   --------   --------   -------   --------   --------   --------   --------
Net earnings........  $  2,959   $  3,259   $  3,561   $  3,827   $ 13,606   $ 2,350   $  3,044   $  2,512   $  2,803   $ 10,709
                      ========   ========   ========   ========   ========   =======   ========   ========   ========   ========
Net earnings per
  common and common
  equivalent share
  before
  extraordinary
  item..............  $    .41   $    .45   $    .49   $    .53   $   1.88   $   .30   $    .40   $    .40   $    .39   $   1.47
Extraordinary
  item..............        --         --         --         --         --        --         --       (.07)        --       (.07)
                      --------   --------   --------   --------   --------   -------   --------   --------   --------   --------
Net earnings........  $    .41   $    .45   $    .49   $    .53   $   1.88   $   .30   $    .40   $    .33   $    .39   $   1.40
                      ========   ========   ========   ========   ========   =======   ========   ========   ========   ========

Note: The 1996 quarterly Earnings Per Share do not add to the total due to rounding.

                      [Photograph of F-18 fighter aircraft
                    with Moog product locations highlighted]

                                  [MOOG LOGO]

                PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses in connection with the issuance and distribution of the securities being registered will be borne by the Company and are set forth in the following table (all amounts except the registration fee and NASD fee are estimated):

    Registration fee.........................................................  $25,836.67
    NASD fee.................................................................    9,027.00
    Legal fees and expenses..................................................      *
    Blue Sky expenses........................................................      *
    Accounting fees and expenses.............................................      *
    Printing fees and expenses...............................................      *
    Miscellaneous............................................................      *
                                                                               ----------
              Total..........................................................  $   *
                                                                               ==========

---------------
* To be completed by amendment

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Sections 722 through 726 of the New York Business Corporation Law (the "BCL") grant New York corporations broad powers to indemnify their present and former directors and officers and those of affiliated corporations against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with threatened, pending or completed actions, suits or proceedings to which they are parties or are threatened to be made parties by reason of being or having been such directors or officers, subject to specified conditions and exclusions; give a director or officer who successfully defends an action the right to be so indemnified; and permit a corporation to buy directors' and officers' liability insurance. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any by-laws, agreement, vote of shareholders or otherwise.

     Section 402(b) of the BCL permits a New York corporation to include in its certificate of incorporation a provision eliminating the potential monetary liability of a director to the corporation or its stockholders for breach of fiduciary duty as a director, provided that such provision shall not eliminate the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) for improper payment of dividends, or (iv) for any transaction from which the director receives an improper personal benefit. Moog's Restated Certificate of Incorporation includes the provision permitted by Section 402(b) of the BCL.

     Moog's By-Laws provide that Moog shall indemnify such directors and officers against expenses, judgments, fines or amounts paid in settlement in connection with any action, suit or proceeding, or threat thereof, to the maximum extent permitted by applicable law.

ITEM 16.  EXHIBITS.

     The following Exhibits are filed with this Registration Statement:


 1.    Form of Underwriting Agreement, between the Company, the Selling Stockholder and
       Morgan Stanley & Co. Incorporated and Cowen & Company on behalf of the Underwriters.*
 4.    Restated Certificate of Incorporation of the Company, incorporated by reference to
       Exhibit (3) of the Company's Annual Report on Form 10-K for its fiscal year ended
       September 30, 1989.
 5.    Opinion of Phillips, Lytle, Hitchcock, Blaine & Huber LLP as to the legality of the
       Class A Common Stock.**
23.1   Consent of KPMG Peat Marwick LLP.
23.2   Consent of Coopers & Lybrand GmbH Wirtschaftspruefungsgesellschaft.
23.3   Consent of Coopers & Lybrand.
23.4   Consent of Phillips, Lytle, Hitchcock, Blaine & Huber LLP (included in its opinion filed as Exhibit 5).**
24.    Power of Attorney**.
99.1   Consent of Kraig H. Kayser to being named as nominated as a Director of the Company.
99.2   Consent of Robert H. Maskrey to being named as nominated as a Director of the Company.


---------------

 * To be filed by amendment.



** Previously filed.


ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in East Aurora, New York, on the 6th day of January, 1998.


                                          MOOG INC.

                                          By: /s/ ROBERT T. BRADY

                                            ------------------------------------
                                            Robert T. Brady, President
                                            and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.



                SIGNATURE                               TITLE                      DATE
------------------------------------------  ------------------------------  ------------------

           /s/ ROBERT T. BRADY              Chairman of the Board,          January 6, 1998
------------------------------------------  President and Chief Executive
             Robert T. Brady                Officer (Principal executive
                                            officer) and Director

           /s/ ROBERT R. BANTA              Executive Vice President,       January 6, 1998
------------------------------------------  Chief Financial Officer, and
             Robert R. Banta                Director
                                            (Principal financial officer)
         /s/ DONALD R. FISHBACK*            Controller                      January 6, 1998
------------------------------------------  (Principal accounting officer)
            Donald R. Fishback

         /s/ RICHARD A. AUBRECHT*           Director                        January 6, 1998
------------------------------------------
        Richard A. Aubrecht, Ph.D.

            /s/ JOE C. GREEN*               Director                        January 6, 1998
------------------------------------------
               Joe C. Green

                                            Director                        January 6, 1998
------------------------------------------
             John D. Hendrick
* By Robert R. Banta as attorney in fact.

                SIGNATURE                               TITLE                      DATE
------------------------------------------  ------------------------------  ------------------

------------------------------------------  Director                        January 6, 1998
           Kenneth J. McIlraith

                                            Director                        January 6, 1998
------------------------------------------
             Albert F. Myers

            /s/ PETER P. POTH*              Director                        January 6, 1998
------------------------------------------
              Peter P. Poth

                                            Director                        January 6, 1998
------------------------------------------
            Arthur S. Wolcott



*By Robert R. Banta as attorney in fact.

                                 EXHIBIT INDEX


                                                                                      SEQUENTIALLY
EXHIBIT                                                                                 NUMBERED
  NO.                                    DESCRIPTION                                      PAGE
-------   --------------------------------------------------------------------------  ------------
   1.     Form of Underwriting Agreement, between the Company, the Selling
          Stockholder and Morgan Stanley & Co. Incorporated and Cowen & Company on
          behalf of the Underwriters.*
   4.     Restated Certificate of Incorporation of the Company, incorporated by reference to Exhibit (3) of the Company's Annual Report on Form 10-K for
          its fiscal year ended September 30, 1989.
   5.     Opinion of Phillips, Lytle, Hitchcock, Blaine & Huber LLP as to the
          legality of the Class A Common Stock.**
  23.1    Consent of KPMG Peat Marwick LLP.
  23.2    Consent of Coopers & Lybrand GmbH Wirtschaftspruefungsgesellschaft.
  23.3    Consent of Coopers & Lybrand.
  23.4    Consent of Phillips, Lytle, Hitchcock, Blaine & Huber LLP (included in its opinion filed as Exhibit 5).**
  24.     Power of Attorney**.
  99.1    Consent of Kraig H. Kayser to being named as nominated as a Director of the Company.
  99.2    Consent of Robert H. Maskrey to being named as nominated as a Director of the Company.


---------------

 * To be filed by amendment.



** Previously filed.